UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

     Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.

Petsec Energy Ltd
ACN 000 602 700
Appendix 4E &
Consolidated Final Financial Statements
For the period ended 31 December 2005
(Current period: Twelve months ended 31 December 2005; previous corresponding period: Twelve months ended 31 December 2004)
Results for announcement to the market (in accordance with AIFRS) — Presented in US dollars
Petsec records strong growth in production, revenues and EBITDAX for the current period, despite the impact of Hurricanes Katrina and Rita, which shut-in production for most of the second half of the year. For the twelve months ended 31 December 2005, the consolidated entity recorded a profit after tax of US$9.5 million on EBITDAX of US$38.3 million.
Highlights for the year
•	Net oil & gas revenues after royalties up 39% to US$45.5 million from net production of 6.5 billion cubic feet of gas equivalent (“Bcfe”) at an average price received of US$7.04 per thousand cubic feet of gas equivalent (“Mcfe”). This was achieved despite significant hurricane-related production interruptions for most of the second half of the year.

•	EBITDAX from normal operations up 48% to US$38.3 million, representing a cash operating profit margin of US$5.94 per Mcfe.

•	Net operating cash flows of US$37.1 million and net cash invested in exploration and production development activities of US$36.9 million.

•	Cash at balance date of US$10.1 million — up from 2004 cash balance of US$9.5 million.

•	Profit of US$9.6 million before tax, and US$9.5 million after tax, after the write-off of US$8.5 million in costs associated with drilling at Price Lake in Louisiana and US$4.6 million on derivative losses on ineffective hedges resulting from loss of production due to Hurricanes Katrina and Rita.

	Year	Year	Increase/
Table	ended	ended	(decrease)
	Dec 2005	Dec 2004%
Net production (MMcfe)	6,454	5,685	13.5

Results in US$
Net revenues after royalties — US$m	45.5	32.8	38.7
EBITDAX from normal operations[1] — US$m	38.3	25.8	48.4

Net profit before tax — US$m	9.6	11.6	(17.2)

USD/AUD average exchange rate	0.7614	0.7341	3.7
Results in A$
(Supplemental information at average exchange rates)
Net revenues after royalties — A$m	59.7	44.7	33.6
EBITDAX from normal operations[1] — A$m	50.3	35.1	43.3
Net profit before tax — A$m	12.6	15.8	(20.3)

1	Earnings before interest (financial income and expense), tax, depreciation, depletion, amortisation, rehabilitation, exploration (including dry hole and impairment expense and major maintenance expense) and derivative losses on ineffective hedges.

Commentary on results for announcement
General
The Appendix 4E results for announcement and the accompanying consolidated final financial statements are the first Petsec Energy Ltd reports to be prepared in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”) and are presented for the first time in United States dollars (see notes 1 and 30 of the consolidated full financial statements for further explanation of the Company’s transition to AIFRS). Comparatives for the year ended 31 December 2004 have been restated for AIFRS. The transition to AIFRS had no impact on cash flows.

	Year	Year	Increase/
Table	ended	ended	(decrease)
	Dec 2005	Dec 2004%
Net Production (MMcfe)	6,454	5,685	13.5

Unit revenue/cost analysis per Mcfe (US$)
Average net sales price/Mcfe (US$)	7.04	5.77	22.0
Other income/Mcfe (US$)	0.19	0.04	375.0
Lease operating expense (incl. prod’n taxes)/Mcfe (US$)	0.38	0.31	22.6
G,G&A expenses/Mcfe (US$)	0.91	0.97	(6.2)
EBITDAX/Mcfe (US$)	5.94	4.53	31.1

Depreciation, depletion and amortisation/Mcfe (US$)	2.43	2.17	12.0
Production
Production for the current period of 6.5 Bcfe was 14% higher than the previous corresponding period of 5.7 Bcfe, primarily due to the higher contribution from the Vermilion 258 field in the Gulf of Mexico, USA, which was brought into production in late July 2004. This increase over the corresponding period was achieved notwithstanding the hurricane-related disruptions to production at both West Cameron 343/352 and Vermilion 258 during most of the December 2005 quarter (& late September 2005 quarter).
Gas Prices
Gas prices received, averaged US$7.04/Mcfe, representing an increase of 22% on the previous corresponding period of US$5.77/Mcfe. The current Henry Hub spot price is approximately US$7.31/Mcf and the NYMEX 12 month forward strip price is trading at approximately US$8.37/Mcf.
Revenues
Revenues net of royalties of US$45.5 million for the period were 39% higher than for the previous corresponding period (US$32.8 million), reflecting closely the increase in production and the average net sales price/Mcfe received.
Royalties paid
The increase in production and revenues is not reflected in royalties paid expense due to a change in late 2004 in the way the Minerals Management Services (“MMS”) earns its share of production revenue from wholly owned operating leases in the Gulf of Mexico. Previously, the MMS obtained its royalty share from gross revenue proceeds, whereas now it is entitled to its share of production (16.7%) prior to the oil and natural gas entering the sales line. For Petsec, this currently involves the Vermilion 258 lease only and the impact on the financials is that the Company’s net share of production is recorded directly as revenue and no associated royalty expense is recognised.
Other income
Other income derived during the current period of US$1.2 million comprised mainly of hurricane-related business interruption insurance proceeds of US$0.9 million, drilling and production overhead income of US$0.2 million and distribution income of US$0.1 million from equity securities with no quoted market price.

Operating expenses and derivative losses on ineffective hedges
The pre-tax profit of US$9.6 million was achieved after lease operating costs of US$2.5 million (US$0.38/Mcfe), geological, geophysical and administrative expenses of US$5.9 million (US$0.91/Mcfe), depreciation, depletion & amortisation and rehabilitation (“DD&A”) of US$15.7 million (US$2.43/Mcfe), dry hole costs and impairment expense of US$8.5 million and derivative losses on ineffective hedges of US$4.6 million.
The dry hole costs and impairment expense of US$8.5 million primarily relates to the expensing of the consolidated entity’s total share of lease and exploration costs incurred in respect of the Price Lake field.
Due to the hurricane-related shut-ins, hedged volumes exceeded produced volumes over the period from September 2005 to December 2005. The cost of these ineffective hedges for this period of US$4.6 million has been expensed in accordance with the requirements of AIFRS.
Profit
Profit before tax was US$9.6 million and after tax US$9.5 million. This compares to US$11.6 million and US$18.9 million, respectively (including recognition of income tax benefit of US$7.7 million on restatement to AIFRS), in the previous corresponding period.
The current period profit after tax amount was derived after recognition of a net income tax expense of US$0.1 million comprising; (a) US$3.2 million tax benefit in respect of previously unrecognised U.S. tax loss carryforwards brought to account as recovery is considered probable based on analysis performed during the year ended 31 December 2005, offset by (b) current period income tax expense of US$3.3 million [for further details of tax treatment refer to note 30(c)].
Dividend
Petsec does not propose the payment of a dividend in respect of the year ended 31 December 2005.
Cash flow
Net operating cash flow of US$37.1 million represents an increase of 66.4% on 2004 reflecting strong growth in production and cash collection.
Capital Expenditures
In 2005, US$36.9 million was invested in exploration, evaluation and development expenditure.
During this period, the consolidated entity:
•	Drilled three successful wells on the Main Pass 19 lease in the Gulf of Mexico, USA in the 2nd Qtr of 2005;

•	Completed the refurbishment & construction of a platform, pipeline and production facilities at Main Pass 19;

•	Acquired the Main Pass 18 and 103 leases at the March 2005 MMS lease sale. These leases are adjacent to Main Pass 19;

•	Completed a 3D seismic survey programme over 240 square kilometres (94 square miles) in St James Parish, onshore Louisiana;

•	Participated in the completion of a feasibility study and the development of an Oil Development Plan for the 10 million barrel 12.8 West oil field, Beibu Gulf, China;

•	Commenced a new four-well drilling programme at Main Pass 19 on 11 December 2005 testing mapped potential of approximately 15 — 18 Bcfe, net to Petsec. At the date of this report, the first three wells of the four-well programme had been successfully drilled and have met pre-drill expectations.
Cash on Hand
Cash on hand at the end of the period was US$10.1 million.

Estimated Reserves (Net interest)

	Ryder Scott Company	Petsec
	Proved and Probable (i)	Estimated Recoverable
	Bcfe	Bcfe

USA
Reserves at 1 January 2005	16.3	21.9
Net additions in 2005	15.8	16.4
Revisions in 2005	3.7	(0.8)
Production in 2005	(6.5)	(6.5)

USA Reserves at 31 December 2005	29.3	31.0

China (ii)

Beibu Gulf 12-8 West, Reserves at 31 December 2005 (ii)		7.5

Total Reserves at 31 December 2005 (iii)		38.5

(i)	Estimated by Ryder Scott Company independent petroleum engineers.

(ii)	China — Petsec Estimates for a 12.5% net revenue interest after CNOOC back-in.

12.8 West oil field — 1.25 million bbls recoverable i.e. equivalent to 7.5 Bcfe. 12.8 East / 6.12.1 oil field — potentially recoverable 1.5 — 3.125 million bbls, subject to further feasibility studies and not included in reserves total.

(iii)	Reserves as at 31 December 2005 only include the results of the first well of Petsec’s current four-well drilling programme at Main Pass 19/18.

Petsec Energy Ltd and its Controlled Entities
Directors Report and Full Financial Report
For the period ended 31 December 2005

Contents	Page

Directors’ report	6
Full financial report	16
The Secretary
Petsec Energy Ltd
PO Box R204
Royal Exchange NSW 1225
61 (2) 9247 4605
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
DIRECTORS REPORT
The Directors of Petsec Energy Ltd (“Petsec”) present the annual financial report of the Company for the year ended 31 December 2005.
DIRECTORS
The names and particulars of the qualifications and experience of each director during or since the financial year are:
Terrence N. Fern
Chairman and Managing Director
Member of the Audit Committee and the Nomination and Remuneration Committee
Age: 58
Mr. Fern has been a director since 1987 and has over 30 years of extensive international experience in petroleum and minerals exploration, development and financing. He holds a Bachelor of Science degree from the University of Sydney and has followed careers in both exploration geophysics and natural resource investment. Mr. Fern is also a director of Climax Mining Ltd.
David A. Mortimer
Non-executive Director
Chairman of the Audit Committee and the Nomination and Remuneration Committee
Age: 60
Mr. Mortimer was appointed to the board in 1985 and has over 35 years of corporate finance experience. He was a senior executive of TNT Limited Group from 1973 serving as Finance Director and Chief Executive. He retired as its Chairman in 1997. He is a director of Leighton Holdings Limited, Adsteam Marine Limited, Virgin Blue Holdings Limited, Macquarie Infrastructure Investment Management Ltd, Sigma Pharmaceuticals Limited and is Deputy Chairman of Australia Post and Chairman of Citect Corporation Limited. Mr. Mortimer holds a Bachelor of Economics degree from the University of Sydney.
Peter E. Power
Non-executive Director
Member of the Audit Committee and the Nomination and Remuneration Committee
Age: 72
Dr. Power joined the board in July 1999 and has over 40 years of experience in petroleum exploration worldwide. Dr. Power has a Bachelor of Science degree from the University of Sydney and gained his doctorate at the University of Colorado, USA. He has served as Chairman of the Australian Petroleum Production and Exploration Association and President of the Australian Geoscience Council. Dr. Power was Managing Director of Ampolex Limited from 1987 to 1996.
COMPANY SECRETARY
Craig H. Jones
B Bus, FCPA, FCIS, ASIA
Company Secretary and General Manager — Corporate
Age: 46
Mr Jones joined the Company in January 2005 as General Manager — Corporate and was appointed Company Secretary in February 2005. He has over 20 years corporate finance experience in listed companies in the resources and healthcare industries. Mr. Jones has served as Chief Financial Officer and Company Secretary for Sedimentary Holdings Limited, ICSGlobal Limited, and Alpha Healthcare Limited and as General Manager, Treasury and Corporate Services with MIA Group Limited.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
DIRECTORS REPORT (continued)
DIRECTORS MEETINGS
The Board has a formally constituted Audit Committee and a Nomination and Remuneration Committee, of which each director is a member. Both committees are chaired by a non-executive director. The number of meetings of the Board and Committees held during the year and attendance by directors were as follows:

				Remuneration &
	Regular	Additional	Audit	Nomination
	Board	Board	Committee	Committee
	Meetings	Meetings	Meetings	Meetings

Total number held during the year	11	—	3	3
T.N. Fern	10	—	1	3
D.A. Mortimer	11	—	3	3
P.E. Power	10	—	3	2
REMUNERATION REPORT
The Remuneration Report is set out on pages 12 to 15 and forms part of the Directors’ Report for the financial year ended 31 December 2005.
PRINCIPAL ACTIVITIES
The principal activities of the Company and its controlled entities during the year were oil and gas exploration and production in the Gulf of Mexico, USA and exploration in the Beibu Gulf, China.
FINANCIAL OVERVIEW
Financial Highlights:
Net revenues after royalties for 2005 year increased by 39% to US$45,462,000 (2004: US$32,799,000) following a 14% increase in production of 6,454 million cubic feet of gas equivalent and an increase in the average gas price received to US$7.04 /Mcfe for the year, up from US$5.77/Mcfe for the 2004 year.
Resulting earnings before interest, tax, DD&A and exploration expenses (“EBITDAX”) from normal operations (before derivative loss on ineffective forward hedge contracts) was US$38,337,000, up 48% from the prior year (2004: US$25,749,000) and EBITDAX after these derivative losses was US$33,722,000.
The above results were achieved despite hurricane-related production shut-ins from September through December 2005 which significantly reduced earnings in the second half of the year.
Dry hole and impairment expenses increased significantly to US$8,478,000 (2004: US$1,133,000) following the write-off of costs associated with Petsec’s share of unsuccessful drilling at Price Lake, onshore Louisiana during the first quarter of the year.
Depreciation, depletion and amortisation increased broadly in line with production.
Net profit after tax fell to US$9,507,000 (2004: US$18,928,000, which included the benefit of a US$7,366,000 income tax credit), because of the hurricane related interruptions to production, resulting losses from ineffective hedges and the Price Lake write-off.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
DIRECTORS REPORT (continued)
Financial Position:
Hurricane-related shut-ins significantly reduced operating cashflow during the last four months of the year, however year on year cash levels rose slightly to US$10,138,000 (2004: US$9,517,000). Current liabilities increased significantly from US$11,549,000 to US$31,487,000, reflecting the development activity undertaken at Main Pass 19 late in the year, and fair value adjustments on derivative instruments.
REVIEW OF OPERATIONS
Gulf of Mexico, USA
Petsec Energy achieved net production of 6.3 billion cubic feet (Bcf) of gas and 19,769 barrels of oil in the year from the Company’s 56.25% to 100% working interest (46.13% to 82.33% net revenue interest) in the West Cameron 343/352 leases, 100% working interest (83.33% net revenue interest) in Vermilion 258 and adjoining leases, and 7% overriding royalty interest in the Ship Shoal 189/191 leases
During the March quarter two wells were drilled at Price Lake, onshore Louisiana, however these proved not to be economic and Petsec Energy and the operator agreed to withdraw from this project in consideration for relief from drilling a third well on the lease. All costs associated with this drilling were expensed in the first half of the year.
A three-well drilling programme at Main Pass 19 between April and June 2005 discovered estimated recoverable gas of 13 Bcfe net to Petsec and demonstrated further exploration potential in the lease and adjacent lease Main Pass 18.
Development of the Main Pass 19 gas field was completed with the installation and commissioning of the Main Pass 19 platform during December. This is the Company’s third offshore production facility in the Gulf of Mexico, USA. Production from the new gas field commenced early January 2006.
A four-well drilling programme commenced at Main Pass 19/18 in December 2005. The first three wells have resulted in commercial gas discoveries.
Following an agreement in December 2004 to acquire exploration rights over a 240 square kilometre area at Moonshine, onshore Louisiana, a field acquisition of 3-D seismic data was completed during the September quarter and processed data delivered in the December quarter. Interpretation of the data has commenced.
Beibu Gulf, China
Beibu Gulf Block 22/12 is located approximately 60 kilometers off the southern coast of China, northwest of Hainan Island in shallow waters of 25-40 metres deep.
During the 2005 year a feasibility study was undertaken jointly by CNOOC and the joint venture which contemplated the development of the 12.8 West oil field by the use of a lightweight platform at 12.8 West and piping liquids to the nearby CNOOC 12.1.1 platform for processing and piping oil through CNOOC’s existing pipeline to Weizhou Island for sale. Commercial discussions for economic access to CNOOC’s production and sales facilities are continuing.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
DIRECTORS REPORT (continued)
Strategy and Future Performance
The Company plans to continue its current growth strategy with its focus on the shallow waters of the Gulf of Mexico and onshore Louisiana in the USA and offshore China. There is the prospect for further growth in production during 2006 with significant contribution from the Main Pass 19 gas field. Further drilling of the Company’s exploration prospects is also likely, subject to rig availability.
DIVIDENDS
Directors do not recommend the payment of a dividend for the financial year ended 31 December 2005. No dividends were paid during the financial year.
SIGNIFICANT CHANGES IN STATE OF AFFAIRS
There were no significant changes to the state of affairs of Petsec during the year, other than those detailed in the Financial Review and Operations Review in this Report.
SIGNIFICANT EVENTS
As at the date of this report, the Directors are not aware of any other matter or circumstance not otherwise dealt with in this report or the consolidated financial statements, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.
ENVIRONMENTAL REGULATION
The Company’s oil and gas exploration and production activities are subject to significant environmental regulation under U.S. Federal and State legislation and laws and decrees of the People’s Republic of China.
The Company is committed to achieving a high standard of environmental performance and compliance with all lease conditions. Directors are not aware of any breach of environmental compliance requirements relating to the Company’s activities during the year.
EVENTS SUBSEQUENT TO BALANCE DATE
No matters or circumstances have arisen since the end of the financial year, which significantly affect or may significantly affect the operations of the consolidated entity.
LIKELY DEVELOPMENTS
The Company expects to bring its recent successful wells at Main Pass 19 into production as soon as possible and plans further exploration drilling on other leases later in the year.
Information as to other likely developments has not been included in this report because in the opinion of directors it would prejudice the interests of the consolidated entity.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
DIRECTORS REPORT (continued)
DIRECTORS’ INTERESTS
     The relevant interest of each director in the share capital of Petsec Energy Ltd as notified in accordance with section 205(G) of the Corporations Act at the date of this report is as follows:

		Options over
Director	Ordinary Shares	Ordinary Shares

Mr. T.N. Fern	26,785,989	Nil
Mr. D.A. Mortimer	610,068	Nil
Dr. P.E. Power	225,323	Nil
SHARE OPTIONS
Options granted to directors and officers of the Company
During or since the end of the financial year, no options were granted to directors or the five most highly remunerated officers of the Company as part of their remuneration.
There are on issue 1,751,500 options over ordinary shares in Petsec Energy Ltd, all of which are employee options exercisable at prices ranging from A$0.30 to A$1.40 per share expiring at various dates between 1 June 2007 and 20 October 2010 with exercise dependent on share price hurdles ranging from A$0.40 to A$3.08 being achieved on the Australian Stock Exchange. During the year 2,166,500 options were exercised, nil options were forfeited and 280,000 options were granted. Subsequent to 31 December 2005, 18,000 employee options have been exercised.
Unissued shares under option
At the date of this report, unissued ordinary shares of the Company under option are:

Expiry date	Exercise price	Number of shares

1 June 2007	A$0.30	970,000
1 December 2007	A$0.40	116,000
1 April 2008	A$0.40	75,000
31 December 2007	A$0.82	100,000
30 November 2008	A$0.83	15,000
1 March 2009	A$1.25	15,000
30 June 2009	A$1.00	112,500
31 July 2009	A$1.25	50,000
31 December 2009	A$1.15	15,000
1 June 2010	A$1.10	15,000
20 October 2010	A$1.40	250,000

		1,733,500

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
DIRECTORS REPORT (continued)
Shares issued on exercise of options
During and since the end of the financial year, the Company issued the following ordinary shares as result of the exercise of options (there were no amounts unpaid on the shares issued):

Number of shares	Amount paid on each share

2,050,000	A$0.30
22,000	A$0.40
75,000	A$0.82
37,500	A$1.00

2,184,500

INDEMNIFICATION AND INSURANCE OF OFFICERS
During the year ended 31 December 2005, the Company maintained policies of insurance in respect of directors’ and officers’ liability. The policies insure persons who are directors or officers of the Company and its controlled entities against certain costs and expenses which may be incurred by them in defending proceedings and against other liabilities which may arise from their positions. The insured directors and officers are the directors, executive officers and secretaries of the Company and the directors, executive officers and secretaries of controlled entities.
The insurance contracts prohibit the disclosure of particulars of the premiums and the nature of the liabilities insurance.
The Company has entered into Deeds of Indemnity and Access with directors on the terms approved by shareholders. The agreements stipulate that the Company will meet the full amount of any liabilities to another person that might arise from their position (except where the liability arises out of conduct involving a lack of good faith).
No payments in relation to indemnification been made during or since the end of the financial year by the Company. The Company provides the normal indemnities to directors and officers in relation to the work carried out on behalf of or at the request of the Company.
NON- AUDIT SERVICES
No non-audit services were provided during the year.
LEAD AUDITOR’S INDEPENDENCE DECLARATION
The Lead Auditor’s Independence Declaration is set out on page 16 and forms part of the Directors Report for the financial year ended 31 December 2005.
ROUNDING OFF
The Company is a company of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the directors’ report and this financial report have been rounded off to the nearest one thousand dollars, unless otherwise indicated.
Signed in accordance with a resolution of the directors dated 24 February 2006.
T.N. Fern, Director
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
DIRECTORS REPORT (continued)
NOMINATION AND REMUNERATION COMMITTEE
Executive remuneration and other terms of employment are reviewed annually by the Nomination and Remuneration Committee having regard to performance against goals set at the start of the year, relevant corporate information and where appropriate independent expert advice.
Remuneration levels are competitively set to attract and retain appropriately qualified and experienced directors and senior executives. Remuneration packages include a mix of fixed remuneration, performance-based remuneration, equity-based remuneration, superannuation and fringe benefits.
     The remuneration structures have taken into account the:
     - overall level of remuneration for each director and executive;
     - ability of the executive to control performance; and
     - incentives component of each executive’s remuneration.
The members of the Nomination and Remuneration Committee during the year were:
Mr. D. Mortimer (Chairperson) — Independent Non-Executive
Dr. P. Power — Independent Non-Executive
Mr. T. Fern — Managing Director
The board policy is that the Nomination and Remuneration Committee will comprise a majority of non-executive directors and a non-executive chairman.
The Nomination and Remuneration Committee meets at least twice a year and as required. The committee met three times during the year and committee members’ attendance record is disclosed in the table of directors’ meetings.
The Nomination and Remuneration Committee’s charter is available on the Company’s website.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
DIRECTORS REPORT (continued)
Directors’ and Executive Officers’ Remuneration Report
Executive remuneration and other terms of employment are reviewed annually by the Nomination and Remuneration Committee having regard to performance against goals set at the start of the year, relevant corporate information and where appropriate independent expert advice.
As well as a base salary, remuneration packages include superannuation, retirement and termination benefits, performance related bonus and fringe benefits. Executives are also eligible to participate in equity based compensation.
Performance related cash bonuses are payable in respect of the Company’s U.S. based employees, based on the terms of an Incentive Plan. Under the plan, the Company will accrue up to 6.5% of the annual operating profit of the U.S. operations to be paid as a bonus to eligible employees. The bonus is paid annually in the first quarter of the year following determination of the annual results.
Key management personnel are also provided with long-term incentives through participation in the Company’s Employee Option Plan, under which options are issued for a term of five years in four tranches, exercisable subject to a vesting period and thereafter the satisfaction of share price based hurdles. Details of the nature and amount of remuneration for the key management personnel consisting of each director of the Company and executive officer of the Company and the consolidated entity are:

								Share-based
			Short-term benefits			Post-employment benefits		payment		Proportion of	Value of
					Other	Super-				remuneration	options as
			Salary &	Other	compen-	annuation	Retirement	Value of		performance	proportion of
			fees	benefits	sation	benefits	benefits	options	Total	related	remuneration
			US$	US$	US$	US$	US$	US$	US$	%	%

Key management personnel - Directors
Executive
Mr T. Fern	Chairman,	2005	—	23,412	350,250	—	—	—	373,662	—	-
(Refer Note 1)	Managing director	2004	—	12,096	337,692	—	—	—	349,788	—	—

Non-executive
Mr D. Mortimer	Director	2005	38,070	—	—	3,426	—	—	41,496	—	-
		2004	36,705	—	—	3,303	—	—	40,008	—	—

Dr. P. Power	Director	2005	38,070	—	—	3,426	—	—	41,496	—	-
		2004	36,705	—	—	3,303	—	—	40,008	—	—

Total directors		2005	76,140	23,412	350,250	6,852	—	—	456,654	—	-
		2004	73,410	12,096	337,692	6,606	—	—	429,804	—	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
DIRECTORS REPORT (continued)
Directors’ and Executive Officers’ Remuneration Report (continued)
Details of the nature and amount of remuneration for the key management personnel consisting of each director of the Company and executive officer of the Company and the consolidated entity are:

									Share-
									based
			Short-term benefits				Post-employment benefits		payment
							Super-				Proportion of	Value of
			Salary			Other	annuation/	Retire-			remuneration	options as an
			&		Other	compen-	401K	ment	Value of		performance	proportion of
			fees	Bonus	benefits	sation	benefits	benefits	options	Total	related	remuneration
			US$	US$	$US	$US	$US	$US	$US	$US	%	%

Key management personnel — Executive officers

Mr R. Keogh	President,	2005	175,663	89,000	14,415	—	8,734	—	9,398	297,210	29.9	3.2
	Petsec Energy Inc.	2004	160,625	230,350	13,033	—	—	—	17,816	421,824	54.6	4.2

Mr P. Kallenberger	Vice President Exploration	2005	162,900	78,000	14,357	—	8,385	—	8,675	272,317	28.6	3.2
	Petsec Energy Inc.	2004	160,799	210,000	12,976	—	—	—	16,445	400,220	52.5	4.1

Mr N. Fakier	Vice President Operations	2005	145,649	67,000	10,213	—	7,224	—	8,675	238,761	28.1	3.6
	Petsec Energy Inc.	2004	135,231	179,000	9,197	—	—	—	16,445	339,873	52.7	4.8

Mrs F. Robertson	Chief Financial Officer	2005	—	—	4,603	108,206	—	—	—	112,809	—	—
(Refer Note 2)		2004	—	—	1,073	102,337	—	—	—	103,410	—	—

Mr C. Jones	General Manager Corporate,	2005	—	—	1,808	144,971	—	—	—	146,779	—	—
(Refer Note 3)	Company Secretary	2004	—	—	—	—	—	—	—	—	—	—

Mr G. Fulcher	Company Secretary	2005	43,847	—	—	—	1,171	78,773	1,096	124,887	—	0.9
(Refer Note 4)	(Retired 28/2/05)	2004	65,040	—	9,678	—	7,341	—	1,879	83,938	—	2.2

Total executive officers		2005	528,059	234,000	45,396	253,177	25,514	78,773	27,844	1,192,763	19.6	2.3
		2004	521,695	619,350	45,957	102,337	7,341	—	52,585	1,349,265	45.9	3.9

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
DIRECTORS REPORT (continued)
Directors’ and Executive Officers’ Remuneration Report (continued)
Notes
1)	Included in other compensation above is an amount of US$350,250 (2004: US$337,692) which was paid or is payable to Geofin Consulting Services Pty Ltd (“Geofin”), a company of which Mr Fern is a director.

During the year, Geofin provided management services to the company and its controlled entities. The dealings were in the ordinary course of business and on normal terms and conditions.

2)	Included in other compensation above is an amount of US$108,206 (2004: US$102,337) which was paid or is payable to Geofin, a company through which Mrs Robertson provided services.

3)	Included in other compensation above is an amount of US$144,971 (2004: Nil) which was paid or is payable to Geofin, a company through which Mr Jones provided services.

4)	Mr Fulcher received an amount of US$78,773 upon his retirement from the Company.

5)	Salary & fees for certain specified executives includes the movement during the reporting period of accruals for annual leave and long service leave.

6)	Bonuses under the employee incentive plans are granted annually based on a percentage of operating profits.

7)	The fair value of options is calculated at the date of the grant using the Black-Scholes model and allocated to each reporting period evenly over the period from grant date to vesting date.
No termination benefits or other long-term benefits were included in key management personnel’s compensation for the years ended 31 December 2005 and 2004.
The following table sets out the factors and assumptions used in determining the fair value of the options issued to the above individuals.

		Average		Price of
Grant		fair value	Exercise	Shares on	Estimated	Risk Free	Dividend
Date	Expiry Date	per option	Price	grant date	Volatility	interest rate	Yield

3/6/02	1/6/07	A$0.085	A$0.30	A$0.19	86.9%	5.525%	—
Analysis of Movement in Options
     The movement during the reporting period, by value, of options over ordinary shares in the Company held by each director and each of the five named Company executives and relevant group executives is detailed below.

	Value of Options
	Granted in year (A)	Exercised in year (B)	Total option value in year
	$	A$	A$

Directors	—	—	—

Executives
Ross Keogh	—	684,900	684,900
Prent Kallenberger	—	967,500	967,500
Norman Fakier	—	270,000	270,000

(A)	The value of options granted in the year is the fair value of the options calculated at grant date using the Black-Scholes model. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period.

(B)	The value of options exercised during the year is calculated as the market price of shares of the Company on the ASX as at the close of trading on the date the options were exercised after deducting the price paid to exercise the option.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
LEAD AUDITOR’S INDEPENDENCE DECLARATION
under Section 307C of the Corporations Act 2001 to the directors of Petsec Energy Ltd
I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 31 December 2005 there have been:
•	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

•	no contraventions of any applicable code of professional conduct in relation to the audit.
KPMG
Nicola Davis
Partner
Sydney, 24 February 2006
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Income statements
For the year ended 31 December 2005

		Consolidated		The Company
		2005	2004	2005	2004
	Notes	US$’000	US$’000	US$’000	US$’000

Revenues from sale of oil & gas and royalties	2	46,990	39,910	—	-
Royalties paid		(1,528)	(7,111)	—	-

Net revenues after royalties		45,462	32,799	—	-

Other income and expenses	2	1,245	283	807	(1,154)
Lease operating expenses		(2,465)	(1,775)	—	-
Geological, geophysical and administrative expenses		(5,905)	(5,558)	(1,944)	(1,625)

EBITDAX from normal operations		38,337	25,749	(1,137)	(2,779)
Derivative losses on ineffective hedges	4	(4,615)	—	—	-

EBITDAX [1]		33,722	25,749	(1,137)	(2,779)
Depreciation, depletion, amortisation and rehabilitation		(15,678)	(12,343)	(26)	(26)
Exploration expenditure		(294)	(349)	—	-
Dry hole and impairment expense	4	(8,478)	(1,133)	—	-
Major maintenance expense	4	—	(592)	—	-
Net movement in provisions against investments in controlled entities		—	—	50,999	48,944
EBIT [2]		9,272	11,332	49,836	46,139

Financial income	6	393	311	772	661
Financial expenses	6	(109)	(81)	—	-

Net financial income		284	230	772	661

Profit before tax		9,556	11,562	50,608	46,800
Income tax benefit/(expense)	7	(49)	7,366	—	(109)

Profit for the period		9,507	18,928	50,608	46,691

		US	US
		Cents	Cents

Basic earnings per share	8	7.9	15.9

Diluted earnings per share	8	7.9	15.6

1	Earnings before interest (financial income and expense), tax, depreciation, depletion, amortisation, rehabilitation and exploration (including dry hole and impairment expense and major maintenance expense).

2	Earnings before interest (financial income and expense) and tax.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Balance sheets
As at 31 December 2005

			Consolidated		The Company
			2005	2004	2005	2004
	Notes		US$’000	US$’000	US$’000	US$’000

ASSETS`
Current assets
Cash and cash equivalents			10,138	9,517	1,719	2,553
Trade and other receivables	9		13,361	6,959	1,274	594
Prepayments			1,460	2,016	38	62

Total current assets			24,959	18,492	3,031	3,209

Non-current assets
Loans receivable from controlled entities	9		—	—	21,196	21,735
Other investments	10		417	543	107,318	61,828
Property, plant and equipment	11		122	166	38	63
Exploration, evaluation and development expenditure — Tangible	12	(a)	43,846	32,645	—	—
Exploration and evaluation expenditure - Intangible	12	(b)	11,650	5,407	—	—
Intangible assets — Software			54	79	—	—
Deferred tax assets	13		10,183	7,725	—	—
Other financial assets			5	35	—	—

Total non-current assets			66,277	46,600	128,552	83,626

Total assets			91,236	65,092	131,583	86,835

LIABILITIES
Current liabilities
Trade and other payables	14		24,784	10,337	506	297
Interest-bearing loans and borrowings	15		—	1,175	—	—
Employee benefits provision	16		22	37	22	37
Fair value of derivative financial instruments	19		6,681	—	—	—

Total current liabilities			31,487	11,549	528	334

Non-current liabilities
Loans payable to controlled entities	14		—	—	11,156	11,644
Employee benefits provision	16		239	267	239	267
Rehabilitation provision	17		1,305	811	—	—

Total non-current liabilities			1,544	1,078	11,395	11,911

Total liabilities			33,031	12,627	11,923	12,245

Net assets			58,205	52,465	119,660	74,590

EQUITY
Issued capital	18		116,724	116,193	116,724	116,193
Reserves	18		(4,561)	(263)	(2,107)	3,962
Accumulated losses	18		(53,958)	(63,465)	5,043	(45,565)

Total equity			58,205	52,465	119,660	74,590

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Statements of recognised income and expense
For the year ended 31 December 2005

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Change of accounting policy of AASB 132 and AASB 139 – cash flow hedges, net of tax	881	—	—	—
Foreign exchange translation differences	(98)	(555)	(6,153)	3,670
Cash flow hedges, net of tax	(5,135)	—	—	—
Available-for-sale financial asset	(30)	—	—	—

Net income (loss) recognised directly in equity	(4,382)	(555)	(6,153)	3,670
Profit for the period	9,507	18,928	50,608	46,691

Total recognised income and expense for the period	5,125	18,373	44,455	50,361

Other movements in equity arising from transactions with owners as owners are set out in note 18.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Statements of cash flows
For the year ended 31 December 2005

		Consolidated		The Company
		2005	2004	2005	2004
	Notes	US$'000	US$'000	US$'000	US$'000

Cash flows from operating activities
Cash receipts from customers		49,346	37,414	1	66
Cash payments to suppliers and employees		(12,513)	(15,393)	(1,666)	(2,440)
Interest received		393	311	95	270
Dividend received		61	14	—	—
Interest paid		(23)	(31)	—	—
Income taxes paid		(200)	—	—	—

Net cash from operating activities	28	37,064	22,315	(1,570)	(2,104)

Cash flows from investing activities
Proceeds from sale of property, plant and equipment		—	7	—	1
Payments for property, plant and equipment		(39)	(111)	(3)	(25)
Payments for exploration, evaluation and development expenditure		(36,925)	(29,253)	—	—
Payments for investments		—	(222)	—	—
Changes in loans to controlled entities		—	—	293	(5,952)
Proceeds received on release of certificates of deposit		—	2,115	—	—
Distributions from investments		128	—	—	—

Net cash from investing activities		(36,836)	(27,464)	290	(5,976)

Cash flows from financing activities
Proceeds from issue of share capital		531	1,845	531	1,845

Net cash from financing activities		531	1,845	531	1,845

Net increase/(decrease) in cash and cash equivalents		759	(3,304)	(749)	(6,235)
Cash and cash equivalents at 1 January		9,517	12,462	2,553	8,434
Effects of exchange rate changes on cash held		(138)	359	(85)	354

Cash and cash equivalents at 31 December		10,138	9,517	1,719	2,553

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements
For the year ended 31 December 2005

1. Significant accounting policies
Petsec Energy Ltd (the “Company”) is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 31 December 2005, comprise the Company and its subsidiaries (together referred to as the “consolidated entity”).
The financial report was authorised for issue by the directors on 24 February 2006.
(a) Statement of compliance
The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001. International Financial Reporting Standards (“IFRSs”) form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS (“AIFRS”).
This is the consolidated entity’s first financial report prepared in accordance with AIFRS and AASB 1 First-time adoption of Australian Equivalent to International Financial Reporting Standards has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 30.
Financial statements of Petsec Energy Ltd until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Petsec Energy Ltd financial report for the year ended 31 December 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS (refer note 30 for further information).
The financial report has been prepared on the basis of AIFRSs in issue that are effective or available for early adoption at the consolidated entity’s first AIFRS annual reporting date, 31 December 2005. The consolidated entity has elected to early adopt the following standards:
•	AASB 119 Employee Benefits (Dec 2004);

•	Amendments to AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures made in AASB 2004-3 Amendments to Australian Accounting Standards;

•	Amendments to AASB 139 Financial Instruments: Recognition and Measurement made in AASB 2005-1 Amendments to Australian Accounting Standard;

•	Amendments to AASB 119 Employee Benefits (Dec 2004) made in AASB 2005-3 Amendments to Australian Accounting Standards;

•	Amendments to AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards and AASB 139 Financial Instruments: Recognition and Measurement made in AASB 2005-5 Amendments to Australian Accounting Standards;

•	Amendments to AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004) made in AASB 2005-8 Amendments to Australian Accounting Standards (June 2005);

•	UIG 4 Determining whether an Arrangement contains a Lease;

•	UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005

1. Significant accounting policies (continued)
(a) Statement of compliance (continued)
With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 January 2005.
Unless otherwise indicated, the accounting policies set out below have been applied consistently to all periods presented in these financial statements. They also have been applied in preparing an opening AIFRS balance sheet at 1 January 2004 for the purposes of the transition to AIFRSs, as required by AASB 1. The impact of the transition from previous GAAP to AIFRSs is explained in note 30.
Issued standards not early adopted
The following standards and amendments were available for early adoption but have not been applied by the consolidated entity in these financial statements:
•	AASB 7 Financial instruments: Disclosure (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007;

•	AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.
The consolidated entity is currently assessing the impact of the adoption of these standards and amendments on the financial statements.
(b) Basis of preparation
The financial report is presented in United States dollars which is the consolidated entity’s choice of presentation currency. Refer note 1(d).
The financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial assets classified as available-for-sale.
The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.
The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005

1. Significant accounting policies (continued)
(b) Basis of preparation (continued)
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Except for the change in accounting policy (refer note 31), the accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening AIFRS balance sheet at 1 January 2004 for the purposes of the transition to Australian Accounting Standards – AIFRS. Where relevant, the accounting policy applied to the comparative period presented has also been disclosed.
The accounting policies have been applied consistently by consolidated entities.
(c) Basis of consolidation
(i) Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the financial report from the date that control commences until the date that control ceases.
(ii) Joint operating arrangements
Joint operating arrangements are those entities over whose activities the consolidated entity has joint control, established by contractual agreement.
Joint operations and assets
The interest of the consolidated entity in unincorporated joint operating arrangements and jointly operated assets are brought to account by recognising in its financial statements the assets it controls and the liabilities that it incurs, and the expenses it incurs and its share of income that it earns from the sale of goods or services by the joint operations.
(iii) Transactions eliminated on consolidation
Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.
Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued) For the year ended 31 December 2005

1. Significant accounting policies (continued)
(d) Foreign currency
(i) Functional and presentation currency
Items included in the financial statements of each of the consolidated entity’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“the functional currency”). The functional currency of the Company and its Australian subsidiaries is Australian dollars (A$) and the functional currency of the Company’s overseas subsidiaries is United States dollars (US$).
The financial statements are presented in United States dollars. The consolidated entity believes the US dollar is the best measure of performance for Petsec Energy Ltd because oil and gas, the consolidated entity’s dominant sources of revenue, are priced in US dollars and the consolidated entity’s main operations are based in the USA and China with most of the costs incurred in US dollars.
Prior to consolidation, the results and financial position of each entity within the group are translated from the functional currency into the group’s presentation currency as follows:
•	assets and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions);

•	components of equity are translated at the historical rates; and

•	all resulting exchange differences are recognised as a separate component of equity.
(ii) Foreign currency transactions and balances
Foreign currency transactions are translated at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the respective functional currency at the foreign exchange rate ruling at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
(e) Derivative financial instruments and hedging activities
Current period policy
The consolidated entity is exposed to changes in foreign exchange rates and commodity prices from its operations. From time to time, the consolidated entity enters into derivative financial instruments to manage a portion of its oil and gas price risks. The consolidated entity does not hold derivative financial instruments for speculative purposes.
Derivative financial instruments are initially recognised at cost on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either; (1) hedges of the fair value if recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005

1. Significant accounting policies (continued)
(e) Derivative financial instruments and hedging activities (continued)
The consolidated entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.
(i) Fair value
Changes in the fair value of derivative financial instruments that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
(ii) Cash flow hedge
The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognised in equity in the cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.
Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the non-financial asset or liability.
When a hedging instrument expires or is sold, terminated or exercised, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss that was reported in equity is immediately recognised in the income statement.
(iii) Derivative financial instruments that do not qualify for hedge accounting
Certain derivative financial instruments do not qualify for hedge accounting. Changes in the fair value of any derivative financial instrument that does not qualify for hedge accounting are recognised immediately in the income statement.
Comparative period policy
The consolidated entity enters into derivative financial instruments to manage a portion of its oil and gas price risks. All realised gains or losses on hedge transactions are brought to account in the income statement in the same period that the underlying production occurs. Unrealised gains or losses representing the fair value of derivative financial instruments are not brought to account in the balance sheet. Derivative instruments are not held for speculative purposes.
The quantitative effect of the change in accounting policy for financial instruments is set out in note 31.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005

1. Significant accounting policies (continued)
(f) Exploration, evaluation and development expenditure – Intangible and tangible
Exploration, evaluation and development costs are accumulated in respect of each separate area of interest. The consolidated entity’s capitalisation policy for its natural gas and crude oil exploration and development activities is to capitalise costs of productive exploratory wells, development dry holes and productive wells and costs to acquire mineral interests. Exploration costs, including personnel costs, certain geological and geophysical expenses including seismic costs where exploration rights have not been obtained for oil and natural gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalised, but charged to expense if and when the well is determined not to have found reserves in commercial quantities.
Exploration and evaluation expenditures relating to an area of interest are capitalised as intangible deferred costs where exploration rights have been obtained. These intangible deferred costs are carried forward only to the extent that they are expected to be recouped through successful development and exploitation, or sale of the area, or where exploration and evaluation activities have not yet reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves and active and significant exploration operations are continuing. These intangible deferred costs are not subject to amortisation. Once management has determined the existence of economically recoverable reserves for an area of interest, deferred costs are reclassified from intangible to tangible assets on the balance sheet. Tangible deferred costs are amortised using a unit-of-production method, as further discussed in note 1(g).
Development expenditures related to an area of interest are capitalised as tangible deferred costs, but are carried forward to the extent that they are expected to be recouped either through the sale or successful exploitation of the area of interest.
Exploration, evaluation and development assets are assessed for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. In the event that indicators of impairment are present, an impairment loss is recorded based on the higher of an asset’s fair value less costs to sell and value in use (see note 1(h) regarding impairment of assets). When an area of interest is abandoned or the directors decide that it is not commercial, any accumulated costs in respect of that area are written off in the financial period the decision is made.
(g) Property, plant and equipment
(i) Owned assets
Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and any impairment losses (see note 1(h) regarding impairment of assets). The cost of self-constructed assets and acquired assets includes the cost of materials, direct labour and the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.
The components of major assets that have materially different useful lives, are effectively accounted for as separate assets, and are separately depreciated.
(ii) Leased assets
Leases in terms of which the consolidated entity assumes substantially all the risks and rewards of ownership are classified as finance leases. Lease payments are accounted for as described in accounting policy 1(q).
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005

1. Significant accounting policies (continued) (g) Property, plant and equipment (continued)
(iii) Subsequent costs
The consolidated entity recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.
(iv) Depreciation and amortisation
Property, plant and equipment have limited useful lives and are depreciated using the straight line method over their estimated useful lives, taking into account estimated residual values. Exploration, evaluation and development expenditure in the production phase is amortised on a units-of-production method based on the ratio of actual production to remaining proved reserves (1P) as estimated by independent petroleum engineers. Finance lease assets are amortised over the term of the relevant lease, or where it is likely the consolidated entity will obtain ownership of the asset, the life of the asset.
Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.
Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until commercial production commences.
Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only.
The residual value, if not insignificant, is reassessed annually.
The estimated useful lives or the amortisation method used for each class of asset in the current and comparative period are as follows:

	2005	2004

Exploration, evaluation and development expenditure — Tangible Exploration, evaluation and development expenditure in the production phase	Units-of- production	Units-of- production
Intangible assets Software	3 – 5 years	3 – 5 years
Property, plant and equipment
Furniture and fittings	5 – 8 years	5 – 8 years
Office equipment	3 – 4 years	3 – 4 years
Leasehold improvements	5 – 7 years	5 – 7 years

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005

1. Significant accounting policies (continued)
(h) Impairment of assets
Assets that have an indefinite useful life are not subject to amortisation and are systematically tested annually for impairment at each balance sheet date. Assets that are subject to amortisation are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For the consolidated entity, cash-generating units are the lowest level separately assessed as an area of interest.
Reversals of impairment
An impairment loss in respect of an investment in an equity instrument classified as available-for-sale or equity investments where there is no quoted market price (see note 1(j)) are not reversed through profit or loss.
In respect of other assets, an impairment loss is reversed through the income statement if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
(i) Calculation of recoverable amounts
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005

1. Significant accounting policies (continued)
(j) Investments
Current period policy
All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment, and are classified as non-current assets.
After initial recognition, investments, which are classified as held for trading and available-for-sale, are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement.
Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be permanently impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.
For investments that are actively traded in organised financial markets, fair value is determined by reference to the Australian Stock Exchange quoted market bid prices at the close of business on the balance sheet date.
For investments where there is no quoted market price, fair value is determined based on the expected cash flows of the underlying net asset base of the investment or cost.
Purchases and sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place are recognised on the trade date i.e. the date that the Group commits to purchase the asset.
Comparative period policy
Investments in other listed entities are measured at the lower of cost and fair value, being the current quoted market prices.
Investments in other unlisted entities are carried at the lower of cost and estimated recoverable amount.
The quantitative effect of the change in accounting policy for financial instruments is set out in note 31.
(k) Trade and other receivables
Trade receivables, which generally have 30-60 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.
An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.
(l) Cash and cash equivalents
Cash and cash equivalents in the balance sheet comprise cash at bank and on hand and short-term deposits with an original maturity of three months or less.
For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005

1. Significant accounting policies (continued)
(m) Interest-bearing loans and borrowings
Current period policy
All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of debt issue costs associated with the borrowing.
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.
Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the debt issue cost amortisation process.
Comparative period policy
Interest-bearing liabilities are recognised at their principal amount. Interest expense is accrued at the contracted rate.
The quantitative effect of the change in accounting policy for financial instruments is set out in note 31.
(n) Borrowing costs
Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method, lease finance charges and amortisation of discounts or premiums relating to borrowings. Borrowing costs are expensed as incurred unless they relate to qualifying assets.
(o) Provisions
A provision is recognised in the balance sheet when the consolidated entity has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.
Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.
Rehabilitation
The consolidated entity recognises a provision for the legal obligation associated with the retirement of long-lived assets that results from the acquisition, construction, development, and (or) the normal operation of oil and natural gas properties. The initial recognition of a liability rehabilitation, which is discounted using a credit-adjusted risk-free interest rate, increases the carrying amount of the related long-lived asset by the same amount as the liability. In periods subsequent to initial measurement, period-to-period changes in the liability are recognised for the passage of time (unwinding of discount) and revisions to the original estimate of the liability are reflected in rehabilitation expense. Additionally, the capitalised asset retirement cost is subsequently allocated to expense on a units-of-production basis over its estimated useful life. Changes in estimated rehabilitation provisions are accounted for on a prospective basis and affect future provisions.
(p) Employee benefits and director benefits
(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued) For the year ended 31 December 2005

1. Significant accounting policies (continued) (p) Employee benefits and director benefits (continued)
(ii) Long service leave
The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided to reporting date.
The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.
(iii) Defined contribution plans
The Company and other controlled entities contribute to several defined contribution pension plans. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.
(iv) Employee incentive plans
A liability is recognised for employee incentive plans for U.S. employees based on a percentage of operating profits.
(v) Share-based compensation transactions
Share-based compensation benefits are provided to employees of the consolidated entity, including directors via the Company’s Employee Option Plan and Employee Share Plan.
The fair value of options granted under the Company’s Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.
The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.
The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-marketing vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
1. Significant accounting policies (continued)
(q) Leases
Finance leases, which transfer to the consolidated entity substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.
Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.
Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.
Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.
(r) Revenue and other income recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:
Sale of oil and gas
Revenues are recognised when the product is in the form in which it is to be delivered and an actual physical quantity has been provided or allocated to a purchaser pursuant to a contract. Revenue from oil and gas sales is measured at the fair value of the consideration receivable.
Revenue from oil and gas royalties is recognised on an accrual basis in accordance with the terms of underlying royalty agreements. Revenue from oil and gas royalties is measured at the fair value of the consideration receivable.
Interest
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument).
Sale of non-current assets
Gains or losses on sale of non-current assets are recognised as other income at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued) For the year ended 31 December 2005

1. Significant accounting policies (continued)
(s) Income tax
Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Tax consolidation –UIG interpretation 1052
The Company is the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly owned subsidiaries. The implementation date for the tax-consolidated group was 1 July 2002.
The current and deferred tax amounts for the tax-consolidated group are allocated among the entities in the group such that each entity in the tax-consolidated group measures its current and deferred taxes as if it continued to be a separately taxable entity in its own right. Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the respective entity’s balance sheet and their tax values applying under tax consolidation.
Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses assumed by the head entity from the subsidiaries in the tax consolidated group are recognised in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution to or distribution from the subsidiary. Distributions firstly reduce the carrying amount of the investment in the subsidiary and are then recognised as revenue.
The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised. Any subsequent period adjustments to deferred tax assets arising from unused tax losses assumed from subsidiaries are recognised by the head entity only.
The members of the tax-consolidated group have entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity. The members of the tax-consolidated group have also entered into a valid Tax Sharing Agreement under the tax consolidation legislation which sets out the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations and the treatment of entities leaving the tax consolidated group.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
1. Significant accounting policies (continued)
(t) Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (“GST”), except where the amount of GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable.
Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.
Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.
(u) Segment reporting
A segment is a distinguishable component of the consolidated entity that is engaged in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.
(v) Accounting estimates and judgements
Management discussed with the Audit Committee the development, selection and disclosure of the Group’s critical accounting policies and estimates and the application of these policies and estimates.
Key sources of estimation uncertainty
Note 1(h) and 1(i) contains information about the assumptions and their risk factors relating to impairment and calculation of recoverable amounts.
In note 1(g), explanation is given of the estimated useful lives and amortisation method for each class of depreciable assets.
Note 1(o) provides key sources of estimation, uncertainty and assumptions used in regard to estimation of provisions.
2. Revenue and other income

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Revenue
Revenues from sale of oil & gas and royalties	48,544	40,968	—	—
Derivative losses on effective hedges	(1,554)	(1,058)	—	—

	46,990	39,910	—	—

Other income and expenses
Business interruption insurance proceeds	867	—	—	—
Drilling and production overhead income	201	—	—	—
Dividend income	61	3	—	—
Management fee income	—	66	—	66
Net foreign exchange gains (losses)	1	126	806	(1,220)
Net gain on disposal of property, plant and equipment	—	3	—	—
Sundry income	115	85	1	—

	1,245	283	807	(1,154)

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
3. Personnel expenses

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Wages and salaries	1,480	1,263	169	229
Contract labour	343	579	—	—
Employee incentive bonus	421	973	—	—
Contributions to defined contribution & 401(k) plans	74	28	20	28
Share-based payment compensation	84	107	84	107

	2,402	2,950	273	364

4. Profit for the period

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Profit for the period includes the following items that are unusual because of their nature, size or incidence:

Income
Business interruption insurance proceeds (2)	867	—	—	—

Expenses
Profit before income tax includes the following specific expenses:
Dry hole and impairment expense (1)	8,478	1,133	—	—
Major maintenance expense	—	592	—	—
Derivative losses on ineffective hedges (2)	4,615	—	—	—

	13,093	1,725	—	—

(1)	During the year, the consolidated entity expensed all costs incurred in respect of its share of the Price Lake field, onshore Louisiana. Two wells, which commenced drilling in September 2004 and December 2004, respectively, encountered hydrocarbon-bearing sands and were completed for production during the first half of 2005. The reserves discovered, however, subsequently proved to be uneconomic and as a result, the wells were determined to be dry holes and exploration was abandoned.

(2)	The derivative losses on ineffective hedges and business interruption insurance proceeds primarily resulted from the hurricane-related shut-ins of production at West Cameron 343/352 and Vermilion 258, over the period from September 2005 to December 2005.

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
5. Auditors’ remuneration

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Audit services:
Auditors of the Company
KPMG Australia
Audit and review of financial reports	136	92	136	92

Overseas KPMG Firms
Audit and review of financial reports	90	37	—	—

	226	129	136	92

6. Net financing costs

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Interest income – Related parties	—	—	678	391
Interest income – Other parties	393	311	94	270

Financial income	393	311	772	661

Interest expense	(23)	(31)	—	—
Unwinding of rehabilitation provision discount	(86)	(50)	—	—
Financial expense	(109)	(81)	—	—

Net financing costs	284	230	772	661

7. Income tax expense

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Recognised in the income statement
Current tax expense	—	—	—	—

Deferred tax expense
Origination and reversal of temporary differences	(3,290)	(5,628)	—	(109)
Benefit of tax losses recognised	3,241	12,964	—	—

Total income tax benefit/(expense) in income statement	(49)	7,336	—	(109)

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
7. Income tax expense (continued)
Numerical reconciliation between tax expense and pre-tax net profit

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Profit before tax	9,556	11,562	50,608	46,800

Income tax using the domestic corporation tax rate of 30% (2004: 30%)	2,867	3,469	15,182	14,040
Increase/(decrease) in income tax expense due to:
Non-deductible expenses	4	3	(15,476)	(14,800)
Current year tax losses in Australia not brought to account	414	363	414	363
U.S. income taxes at different rates	547	639	—	—
Deferred taxes in Australia not brought to account	(120)	506	(120)	506
Benefit of tax losses in United States recognised	(3,241)	(12,964)	—	—
Under/(over) provided in prior years	(422)	618	—	—

Income tax expense/(benefit) on pre-tax net profit	49	(7,366)	—	109

Deferred tax recognised directly in equity

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Relating to cash flow hedges	2,338	—	—	—

	2,338	—	—	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
8. Earnings per share
The Company has only one type of security, being ordinary shares, included in the basic earnings per share calculation.
An additional 1,751,500 options outstanding under the Employee Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share for ordinary shares only.
During the year, 280,000 options were granted and 2,166,500 options were exercised and converted to ordinary shares.
Subsequent to 31 December 2005, 18,000 options have been exercised.
Basic earnings per share
The calculation of basic earnings per share at 31 December 2005 was based on the profit attributable to ordinary shareholders of US$9,507,000 (2004: US$18,928,000) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2005 of 120,111,785 (2004: 118,830,016), calculated as follows:
Profit attributable to ordinary shareholders

	Consolidated
	2005	2004
	US$’000	US$’000

Profit for the period	9,507	18,928
Weighted average number of shares (basic)

	Consolidated
In thousands of shares	2005	2004

Issued ordinary shares at 1 January	119,223	105,736
Effect of shares issued in 2005 and 2004, respectively	889	13,094

Weighted average number of ordinary shares at 31 December	120,112	118,830

Weighted average number of shares (diluted)

	Consolidated
In thousands of shares	2005	2004

Weighted average number of ordinary shares (basic) at 31 December	120,112	118,830
Effect of share options on issue	962	2,514

Weighted average number of ordinary shares (diluted) at 31 December	121,074	121,344

Earnings per share

	Consolidated
In USD cents	2005	2004

Basic earnings per share	7.9	15.9

Diluted earnings per share	7.9	15.6

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
9. Trade and other receivables

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Current
Trade debtors	11,250	6,930	—	—
Other debtors	2,111	29	53	30
Interest receivable from controlled entities	—	—	1,221	564

	13,361	6,959	1,274	594

Non-current
Loans receivable from controlled entities	—	—	21,196	21,735

	—	—	21,196	21,735

10. Other investments

Non-current
Equity securities with no quoted market price – at lower of cost or recoverable amount	417	543	—	—
Investment in controlled entities – at recoverable amount (based on value in use)	—	—	107,318	61,828

	417	543	107,318	61,828

Following successful exploration efforts and identification of economical recoverable reserves in the U.S. operations, the Company reassessed its estimate of recoverable amount in its investment in controlled entities and recorded net movements in provisions against investments in controlled entities of US$51.0 million and US$48.9 million, respectively, in years ended 31 December 2005 and 31 December 2004. The estimates of recoverable amount were based on value in use.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
11. Property, plant and equipment

	Consolidated				The Company
	Leasehold	Furniture	Office		Leasehold	Furniture	Office
	improvements	and fittings	equipment	Total	improvements	and fittings	equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Cost
Balance as at 1 January 2004	130	39	263	432	121	34	170	325
Additions	35	2	57	94	—	1	25	26
Disposals	—	(6)	(50)	(56)	—	(2)	(50)	(52)
Effect of movements in foreign exchange	6	1	8	15	6	1	8	15

Balance at 31 December 2004	171	36	278	485	127	34	153	314

Balance as at 1 January 2005	171	36	278	485	127	34	153	314
Additions	2	2	34	38	—	2	—	2
Disposals	(6)	—	(11)	(17)	—	—	—	-
Effect of movements in foreign exchange	(7)	(2)	(8)	(17)	(7)	(2)	(8)	(17)

Balance at 31 December 2005	160	36	293	489	120	34	145	299

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
11. Property, plant and equipment (continued)

	Consolidated				The Company
	Leasehold	Furniture	Office		Leasehold	Furniture	Office
	improvements	and fittings	equipment	Total	improvements	and fittings	equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Depreciation
Balance as at 1 January 2004	103	34	151	288	99	33	128	260
Depreciation charge for the year	14	2	54	70	7	1	18	26
Disposals	—	(3)	(49)	(52)	—	(2)	(49)	(51)
Effect of movements in foreign exchange	4	1	8	13	6	1	9	16

Balance at 31 December 2004	121	34	164	319	112	33	106	251

Balance as at 1 January 2005	121	34	164	319	112	33	106	251
Depreciation charge for the year	16	—	60	76	7	—	19	26
Disposals	(4)	—	(10)	(14)	—	—	—	-
Effect of movements in foreign exchange	(7)	(2)	(5)	(14)	(7)	(2)	(7)	(16)

Balance at 31 December 2005	126	32	209	367	112	31	118	261

Carrying amounts
At 1 January 2004	27	5	112	144	21	1	42	65

At 31 December 2004	50	2	114	166	15	1	47	63

At 1 January 2005	50	2	114	166	15	1	47	63

At 31 December 2005	34	4	84	122	8	3	27	38

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
12. Exploration, evaluation and development expenditure

	Consolidated
	2005	2004
	US$'000	US$'000

(a) Tangible
Costs carried forward in respect of areas of interest in the following phases:
Production phase – at cost
Balance at 1 January	21,801	10,406
Additions	7,626	16,162
Reclassification of tangible development phase costs carried forward in respect of areas of interest to tangible production phase costs	5,743	7,278
Accumulated amortisation	(15,851)	(12,045)

Balance at 31 December	19,319	21,801

Development phase – at cost
Balance at 1 January	5,743	7,278
Additions	19,686	5,743
Reclassification of intangible exploration and/or evaluation phase costs to tangible development phase costs	974	—
Reclassification of tangible exploration and/or evaluation phase costs carried forward in respect of areas of interest to tangible development phase costs	581	—
Reclassification of development phase costs carried forward in respect of areas of interest to production phase	(5,743)	(7,278)

Balance at 31 December	21,241	5,743

Exploration and/or evaluation phase – at cost
Balance at 1 January	5,101	918
Additions	7,043	4,183
Reclassification of intangible exploration and/or evaluation phase costs to tangible exploration and/or evaluation phase costs	201	—
Reclassification of tangible exploration and/or evaluation phase costs carried forward in respect of areas of interest to tangible development phase costs	(581)	—
Dry hole and impairment expense	(8,478)	—

Balance at 31 December	3,286	5,101

Total costs carried forward	43,846	32,645

(b) Intangible
Costs carried forward in respect of areas of interest in the following phase:
Exploration and/or evaluation phase – at cost
Balance at 1 January	5,407	1,533
Additions	7,418	3,874
Reclassification of intangible exploration and/or evaluation phase costs to tangible exploration and/or evaluation phase costs	(1,175)	—

Balance at 31 December	11,650	5,407

The ultimate recoupment of costs carried forward for exploration and evaluation phase is dependent on the successful development and commercial exploitation or sale of the respective areas.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
13. Deferred tax assets
Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net
	2005	2004	2005	2004	2005	2004
Consolidated	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Exploration, evaluation and development expenditure	—	—	5,723	5,154	5,723	5,154
Cash flow hedges	(2,338)	—	—	—	(2,338)	—
Other items	—	—	22	85	22	85
Tax value of loss carry-forwards recognised	(13,590)	(12,964)	—	—	(13,590)	(12,964)

Tax (assets)/liabilities	(15,928)	(12,964)	5,745	5,239	(10,183)	(7,725)

	Assets		Liabilities		Net
	2005	2004	2005	2004	2005	2004
The Company	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Loans receivable from controlled entities	(1,139)	(1,359)	—	—	(1,139)	(1,359)
Interest receivable from controlled entities	—	—	366	160	366	160
Provisions	(197)	(144)	—	—	(197)	(144)
Other items	—	—	12	17	12	17
Deferred tax balances not brought to account	1,336	1,503	(378)	(177)	958	1,326

Tax (assets)/liabilities	—	—	—	—	—	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
13. Deferred tax assets (continued)
Unrecognised deferred tax assets
Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Deductible temporary differences in Australia (net)	958	1,326	958	1,326
Tax losses in United States (net)	—	3,241	—	—
Tax losses in Australia (net)	1,802	1,306	1,802	1,306

	2,760	5,873	2,760	2,632

The deductible temporary differences and tax losses in Australia do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilise the benefits there from.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
13. Deferred tax assets (continued)
Movement in temporary differences during the year

	Consolidated				The Company
	Balance	Recognised	Recognised	Balance	Balance	Recognised	Recognised	Balance
	1 Jan 04	in income	in equity	31 Dec 04	1 Jan 04	in income	in equity	31 Dec 04
	US$’000	US$’000	US$000	US$’000	US$’000	US$’000	US$000	US$’000

Exploration, evaluation and development expenditure	—	5,154	—	5,154	—	—	—	—
Employee benefits	(86)	86	—	—	(86)	86	—	—
Other items	(273)	358	—	85	(23)	23	—	—
Tax value of loss carry-forwards recognised	—	(12,964)	—	(12,964)	—	—	—	—

	(359)	(7,366)	—	(7,725)	(109)	109	—	—

				Reclassified to
	Balance	Recognised	Recognised	other	Balance	Balance	Recognised	Recognised	Balance
	1 Jan 05	in income	in equity	balance sheet	31 Dec 05	1 Jan 05	in income	in equity	31 Dec 05
	US$’000	US$’000	US$000	account	US$’000	US$’000	US$’000	US$000	US$’000

Exploration, evaluation and development expenditure	5,154	569	—	—	5,723	—	—	—	—
Cash flow hedges	—	—	(2,338)	—	(2,338)	—	—	—	—
Other items	85	106	—	(169)	22	—	—	—	—
Tax value of loss carry-forwards recognised	(12,964)	(626)	—		(13,590)	—	—	—	—

	(7,725)	49	(2,338)	(169)	(10,183)	—	—	—	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
14. Trade and other payables

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Trade and other payables, stated at cost
Trade creditors	7,063	1,984	33	47
Employee related liabilities	489	1,057	11	7
Exploration and development accruals	10,694	5,515	—	—
Joint operating arrangement advances	5,163	146	—	—
Operational & administration accruals	1,349	1,616	436	224
Related party payables	26	19	26	19

	24,784	10,337	506	297

Non-current liabilities
Loans payable to controlled entities	—	—	11,156	11,644

15. Interest-bearing loans and borrowings

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Current liabilities
Other loans – unsecured, bearing interest at nil (2004: 5.15%)	—	1,175	—	—

	—	1,175	—	—

For more information on consolidated entity’s contractual terms of interest-bearing loans and borrowings, see note 19.
16. Employee benefits

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Current liabilities
Liability for annual leave	22	37	22	37

Non-current liabilities
Liability for long-service leave	239	267	239	267

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
16. Employee benefits (continued)
(a) Defined contribution plans
The consolidated entity contributes to several defined contribution employee superannuation plans in Australia. Employee contributions are based on various percentages of their gross salaries. The consolidated entity is under no legal obligation to make contributions in excess of those specified in Superannuation Industry (Supervision) legislation. The amount recognised as expense was US$20,000 for the year ended 31 December 2005 (2004: US$28,000).
U.S. based employees are eligible to participate in a voluntary savings plan under Section 401(k) of the US tax code (“401(k) plan”). As of 1 January 2005, the Company provides matching contributions to those employees that participate. The matching contributions recognised as expense was US$54,000 for the year ended 31 December 2005 (2004: Nil).
(b) Employee incentive plans
On 23 May 2003, the consolidated entity established an incentive compensation plan for its U.S. based employees. Under the plan, the consolidated entity will accrue up to 6.5% of the annual operating profit of the U.S. operations to be paid as a bonus to eligible employees. The bonus is paid annually in the first quarter of the year following determination of the annual results. During 2005, the consolidated entity recorded US$421,000 of compensation expense under the plan (2004: US$973,000).
(c) Share-based payments
The following sets forth the share-based compensation transactions under the Company’s Employee Option Plan.
The number and weighted average exercise prices of share options, is as follows:

	Weighted		Weighted
	average		average
	exercise	Number	exercise	Number
	price	of options	price	of options
In thousands of options	2005	2005	2004	2004
Outstanding at the beginning of the period	A$0.38	3,638	A$0.33	4,063
Granted during the period	A$1.37	280	A$1.06	230
Exercised during the period	A$0.33	(2,166)	A$0.34	(640)
Forfeited during the period	—	—	A$0.40	(15)

Outstanding at the end of the period	A$0.60	1,752	A$0.38	3,638

Exercisable at the end of the period	A$0.48	194	A$0.34	1,333

The options outstanding at 31 December 2005 have an exercise price in the range of A$0.30 to A$1.40 and a weighted average contractual life of 2.3 years.
During the year, 2,166,500 share options were exercised (2004: 640,000). The weighted average share price at the dates of exercise was A$1.25 and A$1.26 during the years ended 31 December 2005 and 2004, respectively.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
16. Employee benefits (continued)
(c) Share-based payments (continued)
The Employee option plan provides for employees, executives and directors to be granted options over ordinary shares at the discretion of the Nomination and Remuneration Committee.
Each option is convertible to one ordinary share. The exercise prices of the options, determined in accordance with the Rules of the plan, are based on the ruling market prices when the options are issued.
All options expire on the earlier of their expiry date or when the holder’s employment ceases unless otherwise approved by the Remuneration Committee. Options may not be exercised until they are vested and thereafter exercise is conditional on satisfaction of share price hurdles and the terms of issue. The vesting periods range from six months to four years after granting. The plan does not represent remuneration for past services.
The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

	Number of	Contractual
Grant date/employees entitled	instruments	life of options

Option grant to key management at 3 June 2002	3,530,000	5.33 years
Option grant to other personnel at 1 July 2002	15,000	5.25 years
Option grant to other personnel at 1 April 2003	220,000	5.50 years
Option grant to other personnel at 25 August 2003	200,000	5.50 years
Option grant to other personnel at 16 January 2004	15,000	5.37 years
Option grant to other personnel at 8 March 2004	15,000	5.48 years
Option grant to other personnel at 16 September 2004	150,000	5.50 years
Option grant to other personnel at 31 October 2004	50,000	5.42 years
Option grant to other personnel at 25 February 2005	15,000	5.35 years
Option grant to other personnel at 28 June 2005	15,000	5.43 years
Option grant to other personnel at 20 October 2005	250,000	5.50 years

Total share option schemes with all or a portion of options outstanding at 31 December 2005	4,475,000

The vesting conditions for these options include six months to four years of service and satisfaction of minimum share price hurdles.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
16. Employee benefits (continued)
(c) Share-based payments (continued)
The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black-Scholes model. The contractual life of the option is used as an input into this model. The following table summarises the fair value assumptions of share options granted during the years ended 31 December 2005 and 2004. No key management share option grants occurred during either period.

	Other	Other
	personnel	personnel
	2005	2004

Weighted average fair value at measurement date	A$0.19	A$0.16

Weighted average share price	A$1.36	A$1.13
Weighted average exercise price	A$1.37	A$1.06
Expected volatility (expressed as weighted average used in the modelling under Black-Scholes model)	51.0%	49.9%
Expected option life (expressed as weighted average used in the modelling under Black-Scholes model)	4.35 to 4.5 years	4.37 to 4.5 years
Expected dividends	—	—
Risk-free interest rate (based on national government bonds)	5.10%	5.05%
The expected volatility is based on historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.
Share options are granted under a service condition and minimum share price hurdles. Such conditions are not taken into account in the grant date fair value measurement of the services received.
17. Rehabilitation provision

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Balance at 1 January	811	281	—	—
Provisions made during the year	452	480	—	—
Provisions used during the year	(12)	—	—	—
Provisions reversed during the year	(32)	—	—	—
Unwind of discount	86	50	—	—

Balance at 31 December	1,305	811	—	—

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
18. Capital and reserves
Reconciliation of movement in capital and reserves
Attributable to equity holders of the parent

		Trans-	Cash flow	Financial	Share-based
	Share	lation	hedge	asset	comp-	Accumulated	Total
Consolidated	capital	reserve	reserve	reserve	ensation	losses	equity
	US$'000	US$'000	US$'000	US$’000	US$’000	US$’000	US$'000

Balance at 1 January 2004	107,095	—	—	—	185	(82,393)	24,887
Total recognised income and expense	—	(555)	—	—	—	18,928	18,373
Share options exercised by employees	156	—	—	—	—	—	156
Shares issued	8,942	—	—	—	—	—	8,942
Share-based payments expense	—	—	—	—	107	—	107

Balance at 31 December 2004	116,193	(555)	—	—	292	(63,465)	52,465

Balance at 1 January 2005	116,193	(555)	—	—	292	(63,465)	52,465
Change of accounting policy of AASB 132 and AASB 139, net of taxes	—	—	851	30	—	—	881
Total recognised income and expense, excluding change in accounting policy	—	(98)	(5,135)	(30)	—	9,507	4,244
Share options exercised by employees	531	—	—	—	—	—	531
Share-based payments expense	—	—	—	—	84	—	84

Balance at 31 December 2005	116,724	(653)	(4,284)	—	376	(53,958)	58,205

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)

For the year ended 31 December 2005
18. Capital and reserves (continued)
Reconciliation of movement in capital and reserves
Attributable to equity holders of the parent

		Translation	Share-based	Retained	Total
The Company	Share capital	reserve	compensation	earnings	equity
	US$'000	US$'000	US$’000	US$’000	US$'000

Balance at 1 January 2004	107,095	—	185	(92,256)	15,024
Total recognised income and expense	—	3,670	—	46,691	50,361
Share options exercised by employees	156	—	—	—	156
Shares issued	8,942	—	—	—	8,942
Share-based payments expense	—	—	107	—	107

Balance at 31 December 2004	116,193	3,670	292	(45,565)	74,590

Balance at 1 January 2005	116,193	3,670	292	(45,565)	74,590
Total recognised income and expense	—	(6,153)	—	50,608	44,455
Share options exercised by employees	531	—	—	—	531
Share-based payments expense	—	—	84	—	84

Balance at 31 December 2005	116,724	(2,483)	376	6,449	119,660

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
18. Capital and reserves (continued)
Share capital
Ordinary shares

	The Company
In thousands of shares	2005	2004
On issue at 1 January	119,223	105,736
Shares issued for cash	—	12,847
Share options exercised by employees	2,166	640

On issue at 31 December – fully paid	121,389	119,223

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity, as well as from the translation of liabilities that hedge the Company’s net investment in a foreign subsidiary.
Cash flow hedge reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet transpired.
Financial assets reserve
The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.
Share-based compensation
The share-based compensation represents the value of options issued under the Company’s Employee Option Plan.
19. Financing arrangements and additional financial instruments disclosures
Financing arrangements
At 31 December 2005, the consolidated entity had fully repaid its US dollar liability relating to short-term financing of insurance premiums for its US oil and gas operations (2004: US$1,175,000), held in the accounts of Petsec Energy Inc. (“PEI”) a wholly owned subsidiary. The interest charge on this liability was 5.15% pa (2004: 5.15%).
Credit facilities
Effective 20 February 2004, PEI entered into a US$2.0 million credit agreement with a U.S. bank for the purpose of securing letters of credit issued by the bank and also to allow the refund of US$1.7 million of cash collateral previously posted to secure surety bonds issued to the Minerals Management Service. This facility was subsequently increased to US$3.0 million on 2 July 2004, US$6.0 million on 21 December 2004, and US$10.0 million on 12 October 2005. During 2005, the final maturity date of the credit agreement was extended from 31 March 2006 to 31 March 2007.
Total outstanding letters of credit as at 31 December 2005 was US$6.0 million. Letters of credit totalling $2.6 million secure bonding and potential plug and abandonment and environmental contingent liabilities in connection with PEI’s oil and natural gas operations. Letters of credit totalling US$3.4 million secure the Company’s obligations to the hedging counterparties.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
19. Financing arrangements and additional financial instruments disclosures (continued)
PEI incurs fees of 1 3/4% to 2% on the amount of letters of credit issued by the bank. Any funding of a letter of credit issued by the bank will constitute a loan under the credit agreement. Principal payments on any loans outstanding are payable at the end of each calendar quarter in an amount determined by the bank. Interest on any outstanding loans will accrue, at PEI’s election, at either: (i) the banks prime rate plus 1/2% pa, but no less than 4 1/2% p.a. or (ii) at Libor rate plus 3 1/2% p.a.. Upon final maturity of the credit agreement, all loans and interest outstanding become due. To date, there have been no loans under the credit agreement.
The credit facility is secured by mortgages on PEI’s interest in oil and gas properties. The credit facility also contains financial covenants that require PEI to:
(i)	maintain its tangible net worth to be not less than 90% of the tangible net worth at the closing date plus 50% of any advances to PEI from PEL, and

(ii)	a ratio of (i) current assets plus availability under the credit agreement to (ii) current liabilities of at least one to one.
Foreign exchange exposures
During 2004 and 2005, operating costs were incurred in both Australian and US dollars.
Throughout 2004 and 2005, the consolidated entity held the majority of its liquid funds in US dollars.
Fluctuations in the Australian dollar/US dollar exchange rate have impacted the underlying performance of the consolidated entity. The consolidated entity’s policy is not to hedge the Australian dollar/US dollar exchange rate risk as income and expenses are predominantly denominated in US dollars.
Commodity price exposures
The revenue and income of the consolidated entity are affected by changes in natural gas and crude oil prices, and various financial transactions have been undertaken (swaps and costless collars involving NYMEX commodity prices for natural gas) to reduce the effect of these changes. The consolidated entity has proved reserves of these commodities sufficient to cover all these transactions and it only enters into such derivatives to match its anticipated underlying physical production and reserves. The consolidated entity has limited the term of the transactions and the percentage of the Company’s expected aggregate oil and natural gas production that may be hedged at any time.
Swaps and costless collars
In a natural gas swap agreement the consolidated entity receives from the counterparty the difference between the agreed fixed price and the NYMEX settlement price if the latter is lower than the fixed price. If the NYMEX settlement price is higher than the agreed fixed price, the consolidated entity will pay the difference to the counterparty.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
19. Financing arrangements and additional financial instruments disclosures (continued)
Commodity price exposures (continued)
In a natural gas costless collar agreement, a floor price and a ceiling price are established. The consolidated entity receives from the counterparty the difference between the agreed floor price and the NYMEX penultimate closing price if the latter is lower than the floor price. If the NYMEX penultimate closing price is higher than the agreed ceiling price, the consolidated entity will pay the difference to the counterparty.
At 31 December 2005, the consolidated entity had the following outstanding natural gas hedges in place:

			Weighted average
Production period	Hedge type	Daily volume	USD Price

First quarter 2006	Swap	10,000 MMBtu	8.58
Second quarter 2006	Swap	6,000 MMBtu	7.82
Third quarter 2006	Swap	6,000 MMBtu	7.85
Fourth quarter 2006	Swap	6,000 MMBtu	8.21

At 31 December, 2004, the consolidated entity had the following outstanding natural gas hedges in place:

			Weighted average
Production period	Hedge type	Daily volume	USD Price

First quarter 2005	Costless collar	4,000 MMBtu	6.00/7.08 (1)
	Swap	6,000 MMBtu	7.89
Second quarter 2005	Swap	4,000 MMBtu	6.61
Third quarter 2005	Swap	4,000 MMBtu	6.59
Fourth quarter 2005	Swap	4,000 MMBtu	6.87

(1)	Floor/ceiling
Generally, the consolidated entity has determined that its hedge agreements are highly effective and qualify for hedge accounting treatment as cash flow hedges. However, forecasted production underlying hedges on a portion of first quarter 2006 production are not expected to be highly effective. As a result, the cash flow hedge designation was removed from swaps with a notional quantity of approximately 66,000 MMBtu and related derivative losses of US$0.1 million have been included in the 2005 operating results. Also, forecasted production underlying hedges on a portion of third and fourth quarter 2005 production did not occur due to production shut-ins caused by hurricanes in the Gulf of Mexico. As a result, the cash flow hedge designation was removed from swaps with a notional quantity of approximately 774,000 MMBtu and related derivative losses of US$4.5 million have been included in the 2005 operating results.
The consolidated entity has determined that its remaining hedge agreements are highly effective and thus qualify for hedge accounting treatment. Accordingly, gains or losses on the hedges that qualify for hedge accounting treatment will be included in oil and natural gas revenues when the underlying production is delivered in the quarters indicated above.
At 31 December 2005, the consolidated entity had recorded a US$6.7 million liability (2004: Nil) representing the fair value of the hedge instruments at that date of which US$6.6 million of the associated loss has been deferred in equity, net of taxes of US$2.6 million (2004: Nil) and US$0.1 million of the associated loss has been recorded in operating results (2004: nil). Refer to accounting policy note 1(e).
The fair values for swap agreements will vary with movements in market prices until the contracts settle.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
19. Financing arrangements and additional financial instruments disclosures (continued)
Credit risk exposures
Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted. The credit risk on financial assets of the consolidated entity which have been recognised is the carrying amount, net of any provision for doubtful debts. Credit risk on derivative contracts which have not been recognised on the balance sheet is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised ratings agency.
Fair values of financial assets and liabilities
The carrying values of all financial assets & liabilities are estimated to approximate fair value because of their short maturity.
20. Operating leases
Leases as lessee
     Non-cancellable operating lease rentals are payable as follows:

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Less than one year	267	161	145	—
Between one and five years	548	209	458	—

	815	370	603	—

The consolidated entity leases office space in Australia and the USA under operating leases. The leases typically run for a period of 5 years. Lease payments are increased every year to reflect market rentals. None of the leases includes contingent rentals.
One of the leased properties has been sublet by the consolidated entity. The lease and sublease expire in 2009. Sub-lease payments of A$24,000 are expected to be received during the following financial year.
During the year ended 31 December 2005, US$559,000 was recognised as an expense in the income statement in respect of operating leases (2004: US$420,000). US$18,000 (2004: Nil) was recognised as income in the income statement in respect of sub-leases.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
21. Capital and other commitments

	Consolidated		The Company
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000

Capital expenditure commitments Exploration, evaluation and development expenditure
Contracted but not provided for and payable:
Within one year	356	146	—	—
One year or later and no later than five years	1,106	376	—	—

	1,462	522	—	—

Joint operating arrangements commitments
Share of capital commitments of the joint operating arrangements:
Within one year	8,901	7,909	—	—

22. Contingencies
The consolidated entity is a defendant from time to time in legal proceedings. Where appropriate the consolidated entity takes legal advice. The consolidated entity does not consider that the outcome of any current proceedings likely to have a material effect on its operations or financial position.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
23. Deed of cross guarantee
Pursuant to an ASIC Class Order 98/1418 dated 13 August 1998, relief is granted to certain wholly owned Australian subsidiaries of the Company from the Corporations Act requirements for preparation, audit, and publication of financial reports and directors’ reports.
It is a condition of the Class Order that the Company and each of its subsidiaries enter into a Deed of Cross Guarantee Indemnity. The effect of the deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act. If a winding-up occurs under other provisions of the Act, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.
The subsidiaries subject to the Deed are:
•	Petsec Investments Pty. Limited

•	Petroleum Securities Pty. Limited

•	Najedo Pty. Ltd

•	Petroleum Securities Share Plan Pty Limited

•	Laurel Bay Petroleum Limited

•	Ginida Pty. Limited

•	Western Medical Products Pty. Limited
A consolidated income statement and consolidated balance sheet, comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, as at 31 December 2005 and 2004, is set out as follows:
Summarised income statement and accumulated losses

	Consolidated
	2005	2004
	US$000	US$000

Profit before related income tax expense	50,605	49,239
Income tax expense	—	(109)

Profit after related income tax expense	50,605	49,130
Accumulated losses at beginning of year	(45,596)	(94,726)

Accumulated losses at end of year	5,009	(45,596)

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
23. Deed of cross guarantee (continued)
Balance sheet

	Consolidated
	2005	2004
	US$000	US$000

Assets
Cash and cash equivalents	1,719	2,553
Other receivables	1,204	559
Prepayments	39	62

Total current assets	2,962	3,174

Loan receivable from controlled entities	16,841	17,211
Other investments	106,093	60,629
Property, plant and equipment	38	63

Total non-current assets	122,972	77,903

Total assets	125,934	81,077

Liabilities
Trade and other payables	436	262
Employee benefits provision	22	37

Total current liabilities	458	299

Loans payable to controlled entities	5,580	5,921
Employee benefits provision	239	267

Total non-current liabilities	5,819	6,188

Total liabilities	6,277	6,487

Net assets	119,657	74,590

Equity
Issued capital	116,724	116,193
Reserves	(2,076)	3,993
Accumulated losses	5,009	(45,596)

Total equity	119,657	74,590

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
24. Consolidated entities

		Ownership interest
	Country of	2005	2004
	Incorporation	%	%

Parent entity
Petsec Energy Ltd

Significant subsidiaries
Petsec Investments Pty. Limited	Australia	100	100
Petroleum Securities Pty. Limited	Australia	100	100
Najedo Pty. Limited	Australia	100	100
Petroleum Securities Share Plan Pty. Limited	Australia	100	100
Petsec America Pty. Limited	Australia	100	100
Petsec (U.S.A.) Inc.	USA	100	100
Petsec Petroleum Inc.	USA	100	100
Petsec Energy Inc.	USA	100	100
Osglen Pty. Limited	Australia	66.7	66.7
Laurel Bay Petroleum Limited	Australia	100	100
Ginida Pty. Limited	Australia	100	100
Western Medical Products Pty. Limited	Australia	100	100
All entities carry on business in the country where they were incorporated.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
25. Segment reporting
Segment information is presented in the consolidated financial statements in respect of the consolidated entity’s geographic segments, which are the primary basis of segment reporting.
Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue and deferred tax balances. Segment acquisition of property, plant & equipment, intangibles and exploration, evaluation and development assets is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.
In presenting information on the basis of geographical segments, segment revenue and assets are based on the geographical location of operations.

	Australia		USA		China		Consolidated
Primary reporting format	2005	2004	2005	2004	2005	2004	2005	2004
Geographic segments	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Oil & gas sales and royalties	—	—	46,990	39,910	—	—	46,990	39,910
Royalties paid	—	—	(1,528)	(7,111)	—	—	(1,528)	(7,111)
Net revenues after royalties *	—	—	45,462	32,799	—	—	45,462	32,799

Segment result from continuing operations	(1,783)	(1,025)	11,676	14,107	(337)	(1,520)	9,556	11,562

Income tax benefit/(expense)							(49)	7,366

Profit after tax							9,507	18,928

Depreciation and amortisation	26	26	15,652	12,317	—	—	15,678	12,343

Dry hole costs and impairment expense	—	—	8,464	—	14	1,133	8,478	1,133
Major maintenance expense	—	—	—	592	—	—	—	592
Derivative losses on ineffective hedges	—	—	4,615	—	—	—	4,615	—

Segment assets	2,265	3,343	86,136	59,607	2,835	2,142	91,236	65,092

Acquisition of property, plant & equipment, intangibles and exploration, evaluation and development assets	3	25	36,254	27,555	707	1,784	36,964	29,364

*	There are no inter-segment sales
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
25. Segment reporting

	Australia		USA		China		Consolidated
Primary reporting format	2005	2004	2005	2004	2005	2004	2005	2004
Geographic segments	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Segment liabilities	697	684	32,334	11,943	—	—	33,031	12,627

Total liabilities							33,031	12,627

Cash flows from operating activities	(1,570)	(2,104)	38,634	24,419	—	—	37,064	22,315

Cash flows from investing activities	125	(247)	(36,254)	(25,433)	(707)	(1,784)	(36,836)	(27,464)

Cash flows from financing activities	531	1,845	—	—	—	—	531	1,845

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
26. Interests in unincorporated joint operating arrangements
Included in the assets of the consolidated entity are the following items which represent the consolidated entity’s interest in the assets (tangible and intangible) and liabilities in joint operating arrangements:

	Consolidated entity
	2005	2004
	US$’000	US$’000

Assets
Exploration, evaluation and development expenditure – Tangible:
Now in production at cost
- West Cameron 343	11,138	10,126
- West Cameron 352	8,073	8,061
Less: accumulated amortisation	(17,305)	(14,603)

	1,906	3,584

Not in production
- Main Pass 89	19	19
- Main Pass 19 (1)	21,241	581
- Block 22/12 Beibu Gulf	1,939	1,246
- Price Lake, Onshore Louisiana (2)	—	2,987

	23,199	4,833

Total exploration, evaluation and development expenditure — Tangible	25,105	8,417

Exploration and evaluation expenditure
– Intangible:
Not in production
- Main Pass 89	163	132
- Main Pass 19 (1)	—	974
- Block 22/12 Beibu Gulf	896	896
- Price Lake, Onshore Louisiana (2)	—	201
- St James Parish, Onshore Louisiana	7,621	2,519

	8,680	4,722

Liabilities Rehabilitation provision:
- West Cameron 343	238	217
- West Cameron 352	86	89
- Main Pass 19 (1)	421	—

	745	306

	Consolidated entity
The contribution of the consolidated entity's joint	2005	2004
operating arrangements to EBIT:	US$’000	US$’000

- West Cameron 343	1,756	7,342
- West Cameron 352	1,786	1,117
- Block 22/12 Beibu Gulf	(337)	(1,520)
- Price Lake, Onshore Louisiana (2)	(8,471)	—

	(5,266)	6,939

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
26. Interests in unincorporated joint operating arrangements (continued)
     The principal activity of all the joint operating arrangements is oil & gas exploration. Listed below is the name of each of the joint operating arrangements, and the percentage interest held in the joint operating arrangements, by the consolidated entity:

	Interest	Interest
	held	held
	2005	2004

Main Pass 89	30.0%	30.0%
Main Pass 19 (1)	55.0%	55.0%
West Cameron 343	75.0% to 100%	75.0% to 100%
West Cameron 352	56.3%%	56.3%
Block 22/12 Beibu Gulf	25.0%	25.0%
Price Lake, Onshore Louisiana (2)	—	25.0%
St James Parish, Onshore Louisiana	50.0%	50.0%

(1)	Three wells were successfully drilled during the year and were brought into production in January 2006. A further two wells were successfully drilled in Dec 05/Jan 06 and are expected to be brought into during 2nd quarter 2006.

(2)	During the year, the consolidated entity expensed the total cost incurred in respect of this joint operating arrangement and subsequently relinquished its entire 25.0% interest.
27. Wholly owned areas of interest
Included in the assets and liabilities of the consolidated entity are the following items which represent the consolidated entity’s wholly owned areas of interest:

	2005	2004
	US$’000	US$’000

Assets
Exploration, evaluation and development expenditure – Tangible:
Now in production at cost
- Vermilion 258 (1)	34,400	27,816
Less: accumulated amortisation	(16,986)	(3,837)

	17,414	23,979

Not in production
Vermilion 246	14	14
Vermilion 257	130	74
Main Pass 18	932	—
Spare equipment	251	161

	1,327	249

Total exploration, evaluation and development expenditure — Tangible	18,741	24,228

(1)	Commenced initial production in July 2004.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
27. Wholly owned areas of interest (continued)

	2005	2004
	US$’000	US$’000

Assets
Exploration and evaluation expenditure — Intangible :
Not in production Vermilion 246	378	345
Vermilion 257	490	340
Main Pass 18	1,524	—
Main Pass 103	578	—

Total exploration and evaluation expenditure — Intangible	2,970	685

	2005	2004
	US$’000	US$’000

Liabilities
Rehabilitation provision:
- Vermilion 258 (1)	560	505

	2005	2004
	US$’000	US$’000

The contribution of the cosolidated entity’s areas of interest to EBIT:
- Vermilion 258	25,083	10,608

28. Reconciliation of cash flows from operating activities

	Consolidated		The Company
	2005	2004	2005	2004
	US$’000	US$’000	US$’000	US$’000

Cash flows from operating activities
Profit for the period	9,507	18,928	50,608	46,691
Adjustments for:
Depreciation, depletion & amortisation and rehabilitation	15,678	12,343	26	26
Write-off of exploration expenditure – dry-holes, impairments & major maintenance expense	8,478	1,725	—	—
Net movement in provisions against investments and loans to controlled entities	—	—	(50,999)	(48,944)
Foreign exchange losses	—	—	(799)	213
(Profit)/loss from sale of P,P&E	4	(3)	—	—
Share-based payment expenses	84	107	84	107

Operating profit before changes in working capital and provisions	33,751	33,100	(1,080)	(1,907)
(Increase) in trade and other receivables	(6,336)	(4,876)	(586)	(364)
(Increase)/decrease in deferred tax assets	(2,755)	(7,365)	—	110
Increase in trade and other payables	12,671	1,469	140	39
(Decrease)/Increase in employee benefits provision	(44)	18	(44)	18

Cash generated from the operations	37,287	22,346	(1,570)	(2,104)
Interest paid	(23)	(31)	—	—
Income taxes paid	(200)	—	—	—

Net cash from operating activities	37,064	22,315	(1,570)	(2,104)

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
29. Director and executive disclosures
     The following were key management personnel of the consolidated entity at any time during the reporting period:

Non-executive director	Executive director
Mr D.A. Mortimer	Mr T.N. Fern (Chairman and Managing Director)
Dr P.E. Power

Executive officers
Mr R. Keogh
Mr P. Kallenberger
Mr N. Fakier
Mrs F. Robertson
Mr C. Jones
Mr. G. Fulcher (Retired in 2005)
Transactions with key management personnel
Key management personnel of the Company and their immediate relatives control approximately 24.8 per cent of the voting shares of the Company. No loans were made to key management personnel during the year and no such loans were outstanding.
A number of key management personnel, or their personally related entities, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.
A number of these entities transacted with the Company or its subsidiaries in the reporting period. The terms and conditions of those transactions were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to unrelated entities on an arm’s length basis.
The aggregate amounts recognised during the year relating to key management personnel and their personally-related entities, were a total expense of US$633,250 (2004: US$453,198). Details of the transactions are as follows:

	Name	Transaction	Note	2005	2004

Directors	Mr T.N. Fern	Management services	(i )	373,662	349,788

Executives	Mrs F. Robertson	Management services	(ii)	112,809	103,410

	Mr C. Jones	Management services	(iii)	146,779	—

(i)	A company associated with Mr Fern provided management services to the consolidated entity in the ordinary course of business and on normal terms and conditions.

(ii)	Mrs Robertson provides management services to the consolidated entity in the ordinary course of business and on normal terms and conditions.

(iii)	A company associated with Mr Jones provides management services to the consolidated entity in the ordinary course of business and on normal terms and conditions.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
29. Director and executive disclosures
The consolidated entity holds unlisted shares in an investment fund of which Mr Mortimer is Chairman.

	2005	2004
Assets and liabilities arising from the above transactions	US$’000	US$’000

Non-current assets
Other investments	402	528

Current liabilities
Payables	26	19

PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
30. Explanation of transition to AIFRSs
As stated in significant accounting policies note 1(a), these are the consolidated entity’s first full year consolidated financial statements prepared in accordance with AIFRSs.
The policies set out in the significant accounting policies section of this report have been applied in preparing the consolidated financial statements for the twelve months ended 31 December 2005, the comparative information presented in these financial statements for the year ended 31 December 2004 and in the preparation of an opening AIFRS balance sheet at 1 January 2004 (the consolidated entity’s date of transition).
In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP). An explanation of how the transition from previous GAAP to AIFRSs has affected the consolidated entity’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.
AASB 1 transitional adjustments
The consolidated entity has made elections in relation to the transitional exemptions allowed by AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards as follows:
Reconstructed cost, fair value or revaluation as deemed cost
The consolidated entity has adopted the “reconstructed” A-IFRS cost of the assets. This election has no impact on transition.
Cumulative translation differences
The consolidated entity has elected to apply this exemption and reset the balance of the currency translation reserve to zero at the date of transition to AIFRS.
Financial instruments
The consolidated entity has elected not to restate comparatives available under AASB 132 Financial Instruments: Presentation and Disclosure and AASB 139 Financial Instruments: Recognition and Measurement and has applied the Standards from 1 January 2005.
Share-based payment transactions
The consolidated entity has not elected to adopt this exemption and has applied AASB 2 Share-based payments to recognition and measurement requirements regarding share-based payments retrospectively to:
-	equity instruments that were granted on or before 7 November 2002;

-	equity instruments that were granted after 7 November 2002 that vested before the later of the date of transition to AIFRSs and 1 January 2005; and

-	liabilities arising from share-based payment transactions that were settled before the later of the date of transition to AIFRSs and 1 January 2005.
Exploration for and evaluation of mineral resources
The consolidated entity has elected to apply AASB 6 to the comparative period.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
30. Explanation of transition to AIFRSs (continued)
Reconciliation of equity

					Effect of				Effect of
			Previous	Previous	transition to		Previous	Previous	transition to
			GAAP	GAAP *	AIFRSs	AIFRSs	GAAP	GAAP *	AIFRSs	AIFRSs
Consolidated	Notes		A$000’s	US$000’s	US$000’s	US$000’s	A$000’s	US$000’s	US$000’s	US$000’s
			1 January 2004					31 December 2004

Assets
Cash and cash equivalents			16,770	12,462	—	12,462	12,227	9,517	—	9,517
Trade and other receivables			5,582	4,148	—	4,148	8,940	6,959	—	6,959
Prepayments			493	367	—	367	2,590	2,016	—	2,016

Total current assets			22,845	16,977	—	16,977	23,757	18,492	—	18,492

Receivables			2,334	1,734	—	1,734	—	—	—	—
Other investments			464	345	—	345	698	543	—	543
Property, plant & equipment	(a	)	310	230	(86)	144	314	245	(79)	166
Exploration, evaluation and development expenditure – Tangible	(b), (d),	(j)	28,563	21,225	(2,622)	18,603	50,562	39,358	(6,713)	32,645
Exploration and evaluation expenditure – Intangible	(b	)	—	—	1,533	1,533	—	—	5,407	5,407
Intangible assets – software	(a	)	—	—	86	86	—	—	79	79
Deferred tax asset	(c	)	484	360	—	360	—	—	7,725	7,725
Other financial assets			—	—	—	—	45	35	—	35

Total non-current assets			32,155	23,894	(1,089)	22,805	51,619	40,181	6,419	46,600

Total assets			55,000	40,871	(1,089)	39,782	75,376	58,673	6,419	65,092

*	The previous GAAP US$ position is after a change in presentational currency from A$ to US$ at FX rates of: i) 1 Jan 04 – 0.7431 ii) 31 December 2004 – 0.7784.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
30. Explanation of transition to AIFRSs (continued)
Reconciliation of equity (continued)

					Effect of				Effect of
			Previous	Previous	transition to		Previous	Previous	transition to
			GAAP	GAAP *	AIFRSs	AIFRSs	GAAP	GAAP *	AIFRSs	AIFRSs
Consolidated	Notes		A$000's	US$000's	US$000's	US$000's	A$000's	US$000's	US$000's	US$000's
			1 January 2004				31 December 2004

Liabilities
Trade and other payables			18,839	14,000	—	14,000	13,279	10,337	—	10,337
Interest-bearing loans and borrowings			441	328	—	328	1,509	1,175	—	1,175
Employee benefits provision			51	38	—	38	48	37	—	37

Total current liabilities			19,331	14,366	—	14,366	14,836	11,549	—	11,549

Rehabilitation provision	(d	)	135	100	181	281	696	541	270	811
Employee benefits provision			334	248	—	248	343	267	—	267
Total non-current liabilities			469 348 181 529 1,039 808 270 1,078

Total liabilities			19,800	14,714	181	14,895	15,875	12,357	270	12,627

Net assets			35,200	26,157	(1,270)	24,887	59,501	46,316	6,149	52,465

Equity
Issued capital			144,120	107,095	—	107,095	155,979	116,193	—	116,193
Reserves	(e	)	(1,908)	(1,418)	1,603	185	(5,289)	(4,050)	1,710	(2,340)
Presentation currency reserves			—	—	—	—	—	2,077	—	2,077
Accumulated losses	(f	)	(107,012)	(79,520)	(2,873)	(82,393)	(91,189)	(67,904)	4,439	(63,465)

Total equity			35,200	26,157	(1,270)	24,887	59,501	46,316	6,149	52,465

*	The previous GAAP US$ position is after a change in presentational currency from A$ to US$ at FX rates of: i) 1 Jan 04 – 0.7431 ii) 31 December 2004 – 0.7784.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
30. Explanation of transition to AIFRSs (continued)
Reconciliation of equity (continued)

					Effect of				Effect of
			Previous	Previous	transition to		Previous	Previous	transition to
			GAAP	GAAP *	AIFRSs	AIFRSs	GAAP	GAAP *	AIFRSs	AIFRSs
The Company	Notes		A$000’s	US$000’s	US$000’s	US$000’s	A$000’s	US$000’s	US$000’s	US$000’s
			1 January 2004				31 December 2004

Assets
Cash and cash equivalents			11,349	8,434	—	8,434	3,280	2,553	—	2,553
Trade and other receivables			364	271	—	271	763	594	—	594
Prepayments			29	21	—	21	80	62	—	62

Total current assets			11,742	8,726	—	8,726	4,123	3,209	—	3,209

Receivables			20,054	14,902	—	14,902	27,922	21,735	—	21,735
Other investments	(k	)	6,298	4,680	—	4,680	47,680	37,114	24,714	61,828
Property, plant & equipment			87	65	—	65	82	63	—	63
Deferred tax asset			163	121	—	121	—	—	—	—

Total non-current assets			26,602	19,768	—	19,768	75,684	58,912	24,714	83,626

Total assets			38,344	28,494	—	28,494	79,807	62,121	24,714	86,835

*	The previous GAAP US$ position is after a change in presentational currency from A$ to US$ at FX rates of: i) 1 Jan 04 – 0.7431 ii) 31 December 2004 – 0.7784.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
30. Explanation of transition to AIFRSs (continued)
Reconciliation of equity (continued)

					Effect of				Effect of
			Previous	Previous	transition to		Previous	Previous	transition to
			GAAP	GAAP *	AIFRSs	AIFRSs	GAAP	GAAP *	AIFRSs	AIFRSs
The Company	Notes		A$000's	US$000's	US$000's	US$000's	A$000's	US$000's	US$000's	US$000's
			1 January 2004				31 December 2004

Liabilities
Trade and other payables			10,108	7,511	—	7,511	382	297	—	297
Employee benefits provision			51	38	—	38	48	37	—	37

Total current liabilities			10,159	7,549	—	7,549	430	334	—	334

Payables			7,618	5,662	—	5,662	14,959	11,644	—	11,644
Employee benefits provision			334	248	—	248	343	267	—	267
Deferred tax liabilities			15	11	—	11	—	—	—	—

Total non-current liabilities			7,967	5,921	—	5,921	15,302	11,911	—	11,911

Total liabilities			18,126	13,470	—	13,470	15,732	12,245	—	12,245

Net assets			20,218	15,024	—	15,024	64,075	49,876	24,714	74,590

Equity
Issued capital			144,120	107,095	—	107,095	155,979	116,193	—	116,193
Reserves	(e	)	4,705	3,496	(3,311)	185	4,705	3,496	(3,204)	292
Presentation currency reserves			—	—	—	—		2,263	1,407	3,670
Accumulated losses	(f	)	(128,607)	(95,567)	3,311	(92,256)	(96,609)	(72,076)	26,511	(45,565)

Total equity			20,218	15,024	—	15,024	64,075	49,876	24,714	74,590

*	The previous GAAP US$ position is after a change in presentational currency from A$ to US$ at FX rates of: i) 1 Jan 04 – 0.7431 ii) 31 December 2004 – 0.7784.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
30. Explanation of transition to AIFRSs (continued)
Notes to the reconciliation of equity
(a) Property, plant and equipment
In accordance with AASB 116 Property, Plant and Equipment, application software assets have been reclassified within the balance sheet from property, plant and equipment to intangible assets. Under previous GAAP, there was no requirement to reclassify these assets as intangible.
The effect of this is:
(i) At 1 January 2004
For the consolidated entity there has been an increase in intangible assets of $86,000 and a corresponding decrease in property, plant and equipment.
(ii) At 31 December 2004
For the consolidated entity there has been an increase in intangible assets of $79,000 and a corresponding decrease in property, plant and equipment.
(b) Exploration, evaluation and development expenditure
Under AASB 6 Exploration for and Evaluation of Mineral Resources, exploration and evaluation assets are required to be classified as either tangible or intangible according to the nature of the assets acquired. The standard also prescribes that the classification be applied consistently as the classification of these assets will determine the relevant standard that needs to be applied in accounting for the expenditure.
The effect of this is:
(i) At 1 January 2004
For the consolidated entity there has been an increase in exploration and evaluation – intangible assets of $1,533,000 and a corresponding decrease in exploration, evaluation and development expenditure.
(ii) At 31 December 2004
For the consolidated entity there has been an increase in exploration and evaluation – intangible assets of $5,407,000 and a corresponding decrease in exploration, evaluation and development expenditure.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
30. Explanation of transition to AIFRSs (continued)
Notes to the reconciliation of equity (continued)
(c) Deferred tax assets and liabilities
Under previous GAAP, income tax expense was calculated by reference to the accounting profit after allowing for permanent differences. Deferred tax was not recognised in relation to amounts recognised directly in equity. The adoption of AIFRS has resulted in a change in accounting policy.
The application of AASB 112 Income Taxes had no effect on the deferred tax balances in relation to amounts recognised directly in equity prior to 1 January 2005 as the consolidated entity had no fair value adjustments prior to this date.
Furthermore, under previous GAAP the consolidated entity did not recognise a deferred tax asset for the carryforward of unused tax losses. In accordance with AIFRSs such losses are recognised as deferred tax losses to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. For the consolidated entity, this change had no effect until the period ended 31 December 2004. The effect on the restated AIFRS income statement for the year ended 31 December 2004 was a tax benefit for the period of $7,725,000 in the consolidated entity resulting from the recognition of 80% of U.S. available tax losses, based on an assessment of probable future assessable income; this net amount is reflected in the balance sheet at 31 December 2004 as a non-current deferred tax asset of $12,964,000 and a non-current deferred tax liability of $5,239,000.
(d) Rehabilitation provision
In accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets, a provision is required to be recognised where a present obligation (constructive or legal) arises from a past event. An obligation exists to restore certain sites for the effect of the consolidated entity’s operations. Further, it must take into consideration any risks and uncertainties and must be discounted to its present value when the effect of the time value of money is material. Under previous GAAP, the cost of rectification was recognised progressively over the life of the production facility on an undiscounted basis.
For the consolidated entity, this standard applies to the recognition of the rehabilitation provision in respect of currently producing leases. The effect of this is:
(i) At 1 January 2004
For the consolidated entity there has been an increase in rehabilitation provision asset of $163,000, an increase in the rehabilitation provision liability of $181,000 and an increase in accumulated losses of $18,000.
(ii) At 31 December 2004
For the consolidated entity there has been an increase in rehabilitation provision asset of $441,000, an increase in the rehabilitation provision liability of $270,000 and a decrease in accumulated losses of $171,000 (including a net $189,000 in respect of the year ended 31 December 2004).
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
30. Explanation of transition to AIFRSs (continued)
Notes to the reconciliation of equity (continued)
(e) Reserves
     The effect on reserves of the changes resulting from the adoption of AIFRS, are as follows:

			Consolidated		The Company
			1 January	31 December	1 January	31 December
			2004	2004	2004	2004
	Notes		US$'000	US$'000	US$'000	US$'000

Foreign currency translation reserve	(g	)	7,438	7,438	—	—
Share-based compensation	(h	)	185	292	185	292
Capital profits reserve	(i	)	(6,020)	(6,020)	(3,496)	(3,496)

Total adjustment to reserves			1,603	1,710	(3,311)	(3,204)

(f) Accumulated losses
The effect on accumulated losses of the changes resulting from the adoption of AIFRS, are as follows:

			Consolidated		The Company
			1 January	31 December	1 January	31 December
			2004	2004	2004	2004
	Notes		US$'000	US$'000	US$'000	US$'000

Foreign currency translation reserve	(g	)	(7,438)	(7,438)	—	—
Share-based compensation	(h	)	(185)	(292)	(185)	(292)
Capital profits reserve	(i	)	6,020	6,020	3,496	3,496
Exploration, evaluation and development costs	(j	)	(1,252)	(1,747)	—	—
Rehabilitation provision asset/(liability)	(d	)	(18)	171	—	—
Deferred tax	(c	)	—	7,725	—	—
Other investments	(k	)	—	—	—	23,307

Total adjustment to equity			(2,873)	4,439	3,311	26,511

(g) Foreign currency translation reserve
The consolidated entity has elected to apply the exemption in AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero at the date of transition to AIFRSs. The effect is:
(i) At 1 January 2004
For the consolidated entity the balance of the $7,438,000 debit in the foreign currency translation reserve is reduced to zero. Accumulated losses is increased by this amount.
(ii) At 31 December 2004
For the consolidated entity the balance of the $7,438,000 debit in the foreign currency translation reserve results from the opening accumulated losses as of 1 January 2004. Accumulated losses is increased by this amount.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
30. Explanation of transition to AIFRSs (continued)
Notes to the reconciliation of equity (continued)
(h) Share-based compensation
The consolidated entity and the Company have not elected to apply AASB 2 Share-based Payments exemption available under AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards. The effect of this is:
(i) At 1 January 2004
For both the consolidated entity and the Company, there has been an increase in accumulated losses of $185,000 and a corresponding increase in reserves.
(ii) At 31 December 2004
For both the consolidated entity and the Company, there has been an increase in accumulated losses of $292,000 and a corresponding increase in reserves (including $107,000 in respect of the year ended 31 December 2004).
(i) Capital profits reserve
The consolidated entity and the Company have transferred the balance of the capital profits reserves account to accumulated losses, on transition to AIFRS. The effect of this is:
(i) At 1 January 2004
For the consolidated entity there has been a decrease in accumulated losses of $6,020,000 (The Company: $3,496,000) and a corresponding decrease in reserves.
(ii) At 31 December 2004
For the consolidated entity there has been a decrease in accumulated losses of $6,020,000 (The Company: $3,496,000) and a corresponding decrease in reserves.
(j) Exploration, evaluation and development expenditure
Under AASB 6 Exploration for and Evaluation of Mineral Resources the consolidated entity is required to expense as incurred the cost of seismic held over areas where there is no legal right to explore as well as geological, geophysical and administrative expenditures indirectly related to operational activities. The effect of this is:
(i) At 1 January 2004
For the consolidated entity there has been an increase in accumulated losses of $1,252,000 and a corresponding decrease in the capitalised amount of exploration, evaluation and development expenditure.
(ii) At 31 December 2004
For the consolidated entity there has been a increase in accumulated losses of $1,747,000 ($495,000 of the increase is reflected in 2004 profits) and a corresponding decrease in the capitalised amount of exploration, evaluation and development expenditure (including $495,000 in respect of the year ended 31 December 2004, comprising $349,000 relating to seismic costs and $146,000 relating to geological, geophysical and administrative expenditures).
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
30. Explanation of transition to AIFRSs (continued)
Notes to the reconciliation of equity (continued)
(k) Other investments
Under previous GAAP, investments in other unlisted entities were carried at the lower of cost and estimated recoverable amount. Recoverable amount, under previous GAAP, was based on the underlying net assets of the entities. In accordance with AIFRS, the Company is required to determine recoverable amount based on the higher of an asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.
An impairment loss is reversed through the income statement if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised. The effect of this is:
(i) At 1 January 2004
For the Company there was no material impact on transition to AIFRS.
(ii) At 31 December 2004
For the Company there has been an increase in other investments of $23,307,000 and a corresponding decrease in accumulated losses.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
30. Explanation of transition to AIFRSs (continued)
Reconciliation of profit for year ended 31 December 2004

			Consolidated				The Company
					Effect of				Effect of
			Previous	Previous	transition to		Previous	Previous	transition to
			GAAP	GAAP*	AIFRSs	AIFRSs	GAAP	GAAP*	AIFRSs	AIFRSs
	Notes		A$000’s	US$000’s	US$000’s	US$000’s	A$000’s	US$000’s	US$000’s	US$000’s

Revenue from the sale of oil & gas and royalties			54,366	39,910	—	39,910	—	—	—	—
Royalties paid			(9,687)	(7,111)	—	(7,111)	—	—	—	—

Net revenues after royalties			44,679	32,799	—	32,799	—	—	—	-
Other income and expenses			296	217	—	217	(1,570)	(1,154)	—	(1,154)
Lease operating expenses			(2,419)	(1,775)	—	(1,775)	—	—		—
Geological, geophysical and administrative expenses	(h),	(j)	(7,136)	(5,239)	(253)	(5,492)	(2,069)	(1,519)	(106)	(1,625)

EBITDAX			35,420	26,002	(253)	25,749	(3,639)	(2,673)	(106)	(2,779)
Depreciation, depletion, amortisation and rehabilitation	(d	)	(17,138)	(12,582)	239	(12,343)	(36)	(26)	—	(26)
Exploration expenditure	(j	)	—	—	(349)	(349)	—	—	—	—
Dry hole costs and impairment expenses			(2,350)	(1,725)	—	(1,725)	—	—	—	—
Net movement in provisions against investments in controlled entities			—	—	—	—	34,921	25,637	23,307	48,944
EBIT			15,932	11,695	(363)	11,332	31,246	22,938	23,201	46,139
Financial income			423	311	—	311	900	661	—	661
Financial expense	(d	)	(43)	(31)	(50)	(81)	—	—	—	—

Profit before tax			16,312	11,975	(413)	11,562	32,146	23,599	23,201	46,800
Income tax expense	(c	)	(489)	(359)	7,725	7,366	(148)	(109)	—	(109)

Profit for the period			15,823	11,616	7,312	18,928	31,998	23,490	23,201	46,691

*	The previous GAAP US$ position is after a change in presentational currency from A$ to US$ at FX rates of 0.7341.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Notes to the consolidated financial statements (continued)
For the year ended 31 December 2005
30. Explanation of transition to AIFRSs (continued)
Explanation of material adjustments to the cash flow statement for 2004
There are no material differences between the cash flow statement presented under AIFRSs and the cash flow statement presented under the previous GAAP.
31. Changes in accounting policy
In the current financial year the consolidated entity adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.
The adoption of AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity at 1 January 2005, as set out below.
The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 January 2005. The transitional provisions will not have any effect in future reporting periods.
Reconciliation of financial instruments as applied under AASB 139 at 1 January 2005
Application of AASB 139 prospectively from 1 January 2005

		Consolidated			The Company
			Effect of			Effect of
		Previous	transition to		Previous	transition
In thousands of USD	Note	GAAP	AIFRSs	AIFRSs	GAAP	to AIFRSs	AIFRSs

Other financial assets	a	31	(31)	—	—	—	—
Provision against securities	a	(31)	31	—	—	—	—
Fair value derivative financial instruments	b	—	1,406	1,406	—	—	—
Deferred tax liabilities	b	—	(555)	(555)	—	—	—
Cash flow hedge reserve	b	—	(851)	(851)	—	—	—
Financial asset reserve	a		31	31	—	—	—
Accumulated losses	a	—	(31)	(31)	—	—	—
(a)	Under previous GAAP, the consolidated entity recorded available-for-sale equity securities at lower of cost or recoverable amount. In accordance with AIFRSs, they should be recognised at fair value.
The effect in the consolidated entity is to decrease Other financial assets and Financial asset reserve by $31,000 at 1 January 2005.
(b)	Under previous GAAP, the consolidated entity did not recognise derivatives at fair value on the balance sheet. In accordance with AIFRSs derivatives are now recognised at fair value.
The effect in the consolidated entity is to increase Fair value derivative financial instruments and cash flow hedge reserve by $1,406,000 and $851,000, respectively ($1,406,000 less related deferred tax of $555,000) at 1 January 2005.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Directors’ Declaration
1 In the opinion of the directors of Petsec Energy Ltd (“the company”):
(a)	the financial statements and notes, set out on pages 17 to 78, and the disclosures made as required by Australian Accounting Standard AASB 124 Related Party Disclosures by the Company under the heading “Directors’ and Executive Officers’ Remuneration” in the directors report as permitted by ASIC Class Order 06/105 Calculation of director and executive remuneration (“remuneration disclosures”) are in accordance with the Corporations Act 2001 including:
(i)	giving a true and fair view of the financial position of the Company and the consolidated entity as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulation 2001; and
(b)	the remuneration disclosures under the heading “Directors’ and Executive Officers’ Remuneration” in the directors report comply with Australian Accounting Standard AASB 124 Related Party Disclosures and ASIC Class Order 06/105 Calculation of director and executive remuneration;

(c)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2	There are reasonable grounds to believe that the Company and the controlled entities identified in Note 24 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

3	The directors have been given the declarations by the chief executive officer and chief financial officer for the year ended 31 December 2005 pursuant to Section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of the directors:

     Terrence N. Fern
     Director
     Sydney, 24 February 2006
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Independent audit report to the members of Petsec Energy Ltd
Scope
The financial report and directors’ responsibility
The financial report comprises the income statements, balance sheets, statements of recognised income and expense, statements of cash flows, accompanying notes to the financial statements, the directors’ declaration, and the disclosures made as required by Australian Accounting Standard AASB 124 Related Party Disclosures by the Company under the heading “Directors’ and Executive Officers’ Remuneration Report” in the directors report as permitted by ASIC Class Order 06/105 Calculation of director and executive remuneration (“remuneration disclosures”) for both Petsec Energy Ltd (the “Company”) and Petsec Energy Ltd and its Controlled Entities (the “Consolidated Entity”), for the year ended 31 December 2005. The Consolidated Entity comprises both the Company and the entities it controlled during that year.
The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the AIFRS adjustments as required under the Australian Accounting Standard AASB 1.
Audit approach
We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Australian Accounting Standard AASB 124 and ASIC Class Order 06/105. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the Consolidated Entity’s financial position, of their performance as represented by the results of their operations, changes in equity and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124 and ASIC Class Order 06/105.
We formed our audit opinion on the basis of these procedures, which included:
•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
Audit opinion
In our opinion
(1)	the financial report of Petsec Energy Ltd is in accordance with:
(a)	the Corporations Act 2001, including:
(i) giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 31 December 2005 and of their performance for the year ended on that date; and
(ii) complying with Australian Accounting Standards, and the Corporations Regulations 2001; and
(b)	other mandatory financial reporting requirements in Australia.
(2)	the remuneration disclosures that are contained under the heading “Directors’ and Executive Officers’ Remuneration Report” in the directors report comply with Australian Accounting Standard AASB 124 Related Party Disclosures and ASIC Class Order 06/105 Calculation of director and executive remuneration.
KPMG
Nicola Davis
Partner
Sydney, 24 February 2006
PETSEC ENERGY LTD

Petsec Energy Ltd and its Controlled Entities
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd

Date: February 28, 2006	By: Mr. Craig H. Jones

Craig H. Jones General Manager — Corporate
PETSEC ENERGY LTD